perceptron®

the focus on process


09012485

2009


perceptron
perceptron
perceptron
perceptron


A Argus




Snap-on


Received SEC
OCT 1 9 2009
Washington, DC 20549

Annual Report



September 24, 2009

To our Shareholders and Stakeholders,

The unprecedented turbulence of the world's financial markets last fall serve as a reminder that our economy is now truly global in extent, and inexorably intertwined with the markets and economies of our trading partners. For Perceptron the realities were intensified because of our involvement in the global automotive industry. The forward challenges for that segment of our market will continue to be difficult, particularly in the North American sector, until global economic conditions improve.

The nature of the changes that companies operating in the automotive industry will have to implement to resume future growth will be very closely tied to new global realities. Energy conservation, dramatically reduced emissions, safety issues, customer value, manufacturing efficiency and intrinsic quality will have to be carefully choreographed by the companies that will take the lead positions in the global competitive landscape.

Perceptron's technology and service offerings are not only consistent with the demands of these new market dynamics, it can be argued that without our systems, many of these industry goals would be difficult to achieve.

Successful companies in these future markets are those that have already focused their business models on enabling manufacturing efficiencies and quality standards for the new millennium. Perceptron believes that our structure and focus today will meet the industry challenges and we will increase our value as a partner with the global market leaders and winners in this significant industry.

In the last several years we have undertaken an aggressive pursuit of new, differentiated markets to balance our exposure to our automotive business. As you have followed the Company in the last three years, you have seen the success of that activity. Our commercial products are extremely important to our financial portfolio. They allow us to serve very different market opportunities and they provide very short 'time-to-market' and 'time-to-revenue' business models when compared to our legacy businesses.

We are confident that, once the global automotive segment recovers, we will quickly experience revenue growth in that business unit. In the mean time, our ability to provide new commercial products to the several vertical markets we have chosen should allow us to achieve solid performance even in a sluggish economic period.

We have taken difficult but prudent steps to align our operating expenses to be responsive to the realities of the last year and to position us for success in our current fiscal year. We believe those decisions will not hamper our success as our customers design vehicles for the future. We have maintained our investment in critical technologies to ensure our capability to provide the much needed process tools for our customers to lead the industry to new successes. Our work to diversify into innovative commercial products has led to new and important product releases in the last year. We are starting to see the positive impact of those strategic decisions as we enter what we perceive as the early stages of an economic recovery.

As members of the management team, we appreciate your confidence and continued support as we pursue these new and challenging opportunities.

Best regards,

W. Richard Marz
Chairman of the Board


perceptron
the focus on process

September 24, 2009

To Our Valued Shareholders,

Fiscal 2009 was a challenging year for many companies and Perceptron was no exception. Although the Company expanded its market diversification, poor general economic conditions and a significant deterioration in the North American automotive market had a major impact on our business and profitability. This was most noticeable during the second half of the fiscal year. Our team took aggressive action to reduce costs midway through the fiscal year in order to better position the company for profitability in the future. The actions were carefully designed to preserve key development projects that are essential to the long-term growth and improved competitive position of the Company.

Throughout the fiscal year, we focused our product development efforts on projects designed to both expand opportunities in existing markets and penetrate new adjacent market spaces. In the Technology Products segment, we continued to enhance our ScanWorks® product line and introduced three new products and several associated accessories for the Snap-on and Ridge Tool market spaces. We are particularly excited about the Snap-on BK6000™ and several accessories released during fiscal year 2009 that have added a new product and increased product capabilities to our existing market verticals. Among the new accessories released were a dual-head imager that allows the user to see around corners and an ultra-violet (UV) imager to aid in leak detection. During the year, we launched the Ridge microEXPLORER™ that added significant functionality to the Ridge product line and we also refreshed the original Ridge SeeSnake® micro™ product. These new product developments made noticeable contributions to our sales in fiscal 2009 and we believe they will do so for fiscal 2010 as well.

In the Automated Systems business, we continued to add new functionality to our Vector software platform. These enhancements enable our customers to measure new dimensionally critical features such as those on glass and chrome. Additionally, the enhancements we made improve the way assembly process information is presented to the user bringing added value to our customers as they search for ways to optimize manufacturing processes, reduce costs, and improve product quality. On the hardware side, we introduced new network components that offer customers more cost scalability and flexibility in configuring our measurement systems to solve their process control problems. During the fiscal year, we also began to investigate and develop exciting new technologies that we believe have the potential for opening up new applications for our Automated Systems products.

Success during a period of challenging business conditions requires that we carefully track and manage costs. Our operating expenses, in both the fourth quarter and for the entire fiscal year 2009, were below the levels in the fourth quarter and full fiscal year 2008. We implemented an estimated $4.7 million in cost reductions on an annualized basis, primarily in our Automated Systems business, in January. While not affecting fiscal 2009, we also implemented some further cost reduction actions in July 2009 that we believe will reduce our fiscal year 2010 operating expenses by an additional $650,000. These actions not only reduce our costs in difficult times, they establish a foundation for a more profitable cost structure as the economy recovers. Despite the current downturn in the automotive industry, we decided to continue our plans to invest in Asia since we believe this region will play an important role in the growth of our business.

Future growth for the Company also depends on diversifying our businesses both in existing as well as new markets. In order to expand our global market presence, we opened an office in India. We are also actively pursuing new opportunities for ScanWorks® and WheelWorks®, and for our commercial products markets. In Automated Systems, we continue to investigate possible uses of our technology with integrators who are themselves expanding outside traditional markets. One example of this effort, while not material in terms of its revenue potential, is the adaptation of our technology to measure diesel particulate filters. We have also identified additional new opportunities that we will continue to investigate.

Improved communications with you, our shareholders, is a key objective for our management team. To help us in this endeavor, we hired an experienced investment relations firm that specializes in helping technology companies reach out to existing and potential investors. We have already begun to incorporate some of their ideas in our plans and look forward to expanding our efforts in future months.

While our leadership team recognizes the performance we reported for the year was not what we expected, we believe the actions we have taken to introduce new products, reduce costs, and diversify our markets have positioned the Company for renewed growth and profitability in the future. Recent economic forecasts and the increased activity we are seeing in our markets indicate that conditions in the automotive industry and general economy may have begun to improve. As the automotive industry recovers, we believe our global footprint and large existing installed base will give us a competitive advantage. Our financial position is solid, our customers continue to recognize the value our products bring to their businesses, and our team is excited about the new opportunities we have planned. We appreciate the continued support you, our shareholders, have shown us during the past fiscal year.

Sincerely,



Harry T. Rittenour
President and Chief Executive Officer

Safe Harbor Statement

Certain statements in the foregoing letters may be "forward-looking statements" within the meaning of the Securities and Exchange Act of 1934, including our expectations as to fiscal 2010 and future revenue, expenses, net income levels, the rate of new orders, the timing of revenue and net income increases from new products which we have recently released or have not yet released, the timing of new product releases, our ability to expand into new markets and the amount of cost reductions from recently announced cost reduction actions. We assume no obligation for updating any such forward-looking statements. Actual results could differ materially from those in the forward-looking statements due to a number of uncertainties, including, but not limited to, those set forth on page 6 of the attached Form 10-K under Item 1A. Risk Factors and Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations – Safe Harbor Statement on page 16.


perceptron
the focus on process

2009 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2009 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________.

Commission File Number: 0-20206

PERCEPTRON, INC.
(Exact Name of Registrant as Specified in Its Charter)

Michigan
(State or Other Jurisdiction of Incorporation or Organization)

38-2381442
(I.R.S. Employer Identification No.)

47827 Halyard Drive
Plymouth, Michigan 48170-2461
(Address of Principal Executive Offices)

(734) 414-6100
(Registrant's telephone number, including area code)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	The NASDAQ Stock Market LLC
Rights to Purchase Preferred Stock	(NASDAQ Global Market)

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the voting stock held as of the registrant's most recently completed second fiscal quarter by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on December 31, 2008, as reported by the NASDAQ Global Market, was approximately $29,100,000 (assuming, but not admitting for any purpose, that all directors and executive officers of the registrant are affiliates).

The number of shares of Common Stock, $0.01 par value, issued and outstanding as of September 18, 2009, was 8,901,227.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document, to the extent specified in this report, are incorporated by reference in Part III of this report:

Document	Incorporated by reference in:
Proxy Statement for 2009 Annual Meeting of Shareholders	Part III, Items 10-14

PART I

ITEM 1: BUSINESS

General

Perceptron, Inc. ("Perceptron" or the "Company") develops, produces and sells non-contact measurement and inspection solutions for industrial and commercial applications. Perceptron's Technology Products provide innovative solutions for scanning and inspection, serving industrial, trade and consumer applications. The Company's Automated Systems Products provide solutions for manufacturing process control as well as sensor and software technologies for non-contact measurement and inspection applications. Automotive and manufacturing companies throughout the world rely on Perceptron's metrology solutions to help them manage their complex manufacturing processes to improve quality, shorten product launch times and reduce overall manufacturing costs. The Company also offers Value Added Services such as training and customer support services.

Among the solutions offered by the Company are: 1) Laser-based, non-contact gauging systems that provide 100% in-line measurement for reduction of process variation; 2) Laser-based, non-contact systems that guide robots in a variety of automated assembly applications; 3) Laser-based, non-contact 3-D scanning systems that eliminate costly and complex mechanical devices; 4) Technology products and software for the Coordinate Measurement Machine ("CMM"), portable CMM, wheel alignment, reverse engineering, digitizing, inspection and forest products industry; and 5) Electronic inspection products, distributed through wholesale and retail distribution networks targeting professional tradesmen.

The Company's current principal products are based upon proprietary three-dimensional image processing and sophisticated feature extraction software algorithms combined with the Company's three-dimensional object imaging family of sensors. The Company's technology uses structured laser light triangulation techniques to obtain accurate three-dimensional measurements.

The Company is continuing to introduce new lines of electronic inspection products, also referred to in the Form 10-K as commercial products. The new lines are currently being sold to two original equipment manufacturers ("OEMs"). The products leverage the Company's strong technical expertise in electronics, optics, and image processing.

The Company was incorporated in Michigan in 1981 and is headquartered at 47827 Halyard Drive, Plymouth, Michigan 48170-2461, (734) 414-6100. The Company also has operations in Munich, Germany; Voisins le Bretonneux, France; Barcelona, Spain; Sao Paulo, Brazil; Tokyo, Japan; Shanghai, China; Singapore and Chennai, India.

Markets

The Company services two major markets, the automotive industry and the professional tool market.

The Company has product offerings encompassing virtually the entire automobile manufacturing process, including product development, manufacturing process development and implementation, stamping and fabrication, body shop, trim, chassis and final assembly.

The Company has professional tool products targeting the mechanic and plumbing markets that are distributed through two strategic partners, Snap-on Logistics Company ("Snap-on") and Ridge Tool Company ("Ridge Tool").

Products and Applications

Technology Products

ScanWorks®: The Company provides ScanWorks® products to a variety of markets through third party original equipment manufacturers ("OEMs"), system integrators and value-added resellers ("VARs"). These products target the digitizing, reverse engineering, and inspection markets. ScanWorks® is a hardware/software component set that allows customers to add digitizing capabilities to their machines or systems. The use of the ScanWorks® software and the Contour Probe® sensor enables users to collect, display, manipulate and export large sets of "point cloud data" from optical tracking devices, portable CMMs or CMMs. The majority of ScanWorks® sales occur outside of the automotive industry.

ToolKit: is a software solution enabler used by CMM manufacturers, system integrators and application software developers. It enables the integration of Perceptron's laser-based scanning technology into their proprietary systems.

WheelWorks®: WheelWorks® software and sensors offer a fast, accurate, non-contact method of measuring wheel position for use in automated or manual wheel alignment machines in automotive assembly plants. The Company supplies sensors and software to multiple wheel alignment machine OEMs in Europe, Asia and North America who sell to automotive manufacturers.

Commercial Products: The Company has developed a family of products and accessories referred to as commercial products. The products leverage the Company's strong technical expertise in electronics, optics, and image processing. The Company has two partners in the distribution and sales of its commercial products – Snap-on and Ridge Tool.

The Company has developed two main products and accessories for Snap-on. The initial product sold by Snap-on, the BK5500 Visual Inspection Device, was launched in the fourth quarter of fiscal 2008 and is a live video scope for use in inspection of small openings in automobiles, trucks and many other applications. In fiscal 2009, a second product was introduced under the BK6000 name which adds the capability to capture digital photos and live video to an SD card or a transfer of the images through a USB connection to a computer. Snap-on's distribution is principally through their network of franchisee trucks as well as their industrial distribution network in the United States, Canada, Europe and Asia.

The Company has two main products marketed by Ridge Tool under the product names SeeSnake® micro™ and microEXPLORER™ for professional tradesmen. The SeeSnake® micro™ and microEXPLORER™ are optical technology tools that allow its user to see into unreachable places, via a liquid crystal display screen on a hand held unit. They are used to detect and diagnose problems a tradesperson may have beneath, behind, or in-between places that cannot otherwise be seen – such as around machinery, inside pipes, behind walls, inside ductwork, etc. Attachments also allow the user to retrieve loose objects via a hook or magnet. The microEXPLORER™ adds the capability of capturing digital images. These products are sold by Ridge Tool to professional tradesmen through distribution channels in the United States, Canada, Europe and Asia.

For information regarding net sales, operating income and net assets of the Company's two business segments, Automated Systems and Technology Products, see Note 11 of the Notes to the Consolidated Financial Statements "Segment and Geographic Information".

Automated Systems

AutoGauge®: These systems are used in the assembly and fabrication plants of many of the world's leading auto manufacturers and their suppliers to contain, correct and control the quality of body structures. AutoGauge® systems are placed directly in the manufacturing line or near the line to automatically measure critical dimensional characteristics of automotive vehicles, sub-assemblies and parts using non-contact, laser triangulation sensors. AutoGauge® can be installed as a "fixed system" with fixed-mounted sensors, as a "hybrid system" involving both fixed-mounted sensors and robot-mounted sensors, or as a "flexible system" utilizing only robot-mounted sensors. This ability provides automotive manufacturers with the flexibility to measure multiple vehicle styles or part types on a single manufacturing line while maintaining their high-speed production rates.

AutoFit®: These systems are used in automotive manufacturing plants to contain, correct and control the fit of exterior body panels. The system automatically measures, records and displays the gap and flushness of parts most visible to the automobile consumer such as gaps between front and rear doors, hoods and fenders, and decklids and rear quarter panels. The Company's laser triangulation sensors have been enhanced to enable gap and flushness to be measured in several parts of the manufacturing process: in the body shop during assembly of non-painted vehicles, and in the final assembly area after the vehicle has been painted. AutoFit® has the ability to measure vehicles while in motion along the assembly line or in a stationary position.

AutoScan®: These systems provide a fast, non-contact method of gathering data for the analysis of the surface contour of a part or product such as automotive closure panels including doors, decklids, and hoods. These systems use robot mounted sensors specifically designed to "scan" a part as the robot moves throughout its path. The AutoScan® system collects the "point cloud data" required for contour analysis and dimensional feature extraction. This allows the part's shape to be automatically scanned and compared to a computer-generated design and to report specific measurements on the part.

AutoGuide®: These robot guidance systems were developed in response to the increasing use of robots for flexible, automated assembly applications. These systems utilize Perceptron sensors and measurement technology to improve the accuracy of robotic assembly operations. AutoGuide® systems calculate the difference between theoretical and actual relationships of a robot and the part being assembled and send compensation data, in six axes, to the robot. Robotic applications supported by AutoGuide® include windshield insertion, roof loading, hinge mounting, door attachment, sealant application and many others.

Value Added Services: The Company provides additional services including: training, field service, launch support services, consulting services, maintenance agreements, repairs, and software tools.

Sales and Marketing

The Company markets its products directly to end user customers, and through manufacturing line builders, system integrators, VARs and OEMs.

The Company provides its ScanWorks® and WheelWorks® products to selected system integrators, OEMs and VARs that integrate them into their own systems and products for sales to end user customers. The Company's commercial products are sold to Snap-on and Ridge Tool who provide the distribution, marketing and promotion of the products through their distribution networks. The Company's Automated Systems sales efforts are led by account managers who develop a close consultative selling relationship with the Company's customers.

The Company sells its Technology Products to a variety of markets through OEMs, system integrators and VARs. These Technology Products target the digitizing, reverse engineering and inspection markets. The Company's commercial products are currently sold to Snap-on and Ridge Tool for distribution through their wholesale and retail distribution networks. The Company's Supply Agreement with Ridge Tool, which was scheduled to expire on September 1, 2009, has been extended until October 31, 2009. The Company and Ridge Tool are in discussions related to each other's future business needs. There can be no assurances that Ridge Tool will continue as a distributor of our commercial products beyond October 31, 2009. The Company has been, and is currently in, discussions with multiple potential strategic customers in distinct market segments to distribute commercial products designed specifically for their markets. During the fiscal year ended June 30, 2009, sales to Snap-on and Ridge Tool were 19.6% and 18.1%, respectively, of the Company's total net sales. At June 30, 2009, accounts receivable from Snap-on and Ridge Tool totaled approximately $1.3 million and $473,000, respectively.

The Company's principal customers for its Automated Systems products have historically been automotive companies that the Company either sells to directly or through manufacturing line builders, system integrators or OEMs. The Company's Automated Systems products are typically purchased for installation in connection with new model retooling programs undertaken by these companies. Because sales are dependent on the timing of customers' re-tooling programs, sales by customer vary significantly from year to year, as do the Company's largest customers. For the fiscal year ended June 30, 2009, approximately 25% of total net sales were derived from the Company's four largest automotive customers (Volkswagen Group, General Motors, Ford Motor, and BMW). For the fiscal year ended June 30, 2008 approximately 26% of total net sales were derived from the Company's four largest automotive customers (General Motors, Volkswagen Group, Chrysler, and BMW). For the fiscal year ended June 30, 2007, approximately 31%, of total net sales were derived from the Company's four largest automotive customers (Volkswagen Group, General Motors, DaimlerChrysler and BMW). The Company also sells to manufacturing line builders, system integrators or OEMs, who in turn sell to these same automotive companies. For the fiscal year ended June 30, 2009, 2008 and 2007, approximately 8%, 7% and 12%, respectively, of net sales were to manufacturing line builders, system integrators and OEMs for the benefit of the same four automotive companies. These numbers reflect consolidations that have occurred within the Company's four largest automotive customers. During the fiscal year ended June 30, 2009, direct sales to Volkswagen Group accounted for approximately 15.3% of the Company's total net sales. At June 30, 2009, accounts receivable from Volkswagen Group totaled approximately $2.0 million.

In fiscal year 2002, the Company sold substantially all of the assets of its Forest Products business unit. As part of the sale, the Company and USNR entered into a Covenant Not to Compete dated March 13, 2002. The Company agreed, among other matters, for a period of ten years not to compete with USNR in any business in which the Forest Products business unit was engaged at any time during the three-year period prior to the closing of the transaction, and for so long as USNR is a customer of the Company, not to sell products or services intended primarily for operators of wood processing facilities or license any intellectual property to any third party primarily for use in any wood processing facility.

Manufacturing and Suppliers

The Company's manufacturing operations consist primarily of final assembly, testing and integration of the Company's software with individual components such as printed circuit boards manufactured by third parties according to the Company's designs. The Company believes a low level of vertical integration gives it significant manufacturing flexibility and minimizes total product costs. The Company's commercial products are manufactured for the Company by several subcontractors located in China.

The Company purchases a number of component parts and assemblies from single source suppliers. With respect to most of its components, the Company believes that alternate suppliers are readily available. Component supply shortages in certain industries, including the electronics industry, have occurred in the past and are possible in the future due to imbalances in supply and demand. Significant delays or interruptions in the delivery of components, assemblies or products by suppliers, or difficulties or delays in shifting manufacturing capacity to new suppliers, could have a material adverse effect on the Company.

International Operations

Europe: The Company's European operations contributed approximately 31%, 33%, and 43%, of the Company's net sales during the fiscal years ended June 30, 2009, 2008 and 2007, respectively. The Company's wholly-owned subsidiary, Perceptron Europe B.V. ("Perceptron B.V."), formed in The Netherlands, holds a 100% equity interest in Perceptron (Europe) GmbH ("Perceptron GmbH"). Perceptron GmbH is located in Munich, Germany and is the operational headquarters for the European market. Perceptron GmbH holds a 100% interest in Perceptron E.U.R.L. located in Voisins le Bretonneux, France and a 100% interest in Perceptron Iberica SL located in Barcelona, Spain. At June 30, 2009, the Company employed 57 people in its European operations.

Asia: The Company operates direct sales, application and support offices in Tokyo, Japan, Shanghai, China and Singapore to service customers in Asia. In fiscal 2009, the Company opened a direct sales, application and support office in Chennai, India.

South America: The Company has a direct sales, application and support office in Sao Paulo, Brazil to service customers in South America.

The Company's foreign operations are subject to certain risks typically encountered in such operations, including fluctuations in foreign currency exchange rates and controls, expropriation and other economic and local policies of foreign governments, and the laws and policies of the U.S. and local governments affecting foreign trade and investment. For information regarding net sales and identifiable assets of the Company's foreign operations, see Note 11 of the Notes to the Consolidated Financial Statements, "Segment and Geographic Information".

Competition

The principal competitive factors for the Company's Technology Products are a competitive price for the level of functionality and reliability provided. The Company believes its Technology Products are well focused technologically and ergonomically toward the targeted end user's requirements. The Company believes that its Automated Systems products provide the best and most complete solutions to its customers in terms of system capabilities and support, at a competitive price for the value provided, which it believes are the principal competitive factors. The Company does not have any competitors that sell all of the Automated Systems products in all three global regions. Rather, there are a number of companies that sell competitive versions of certain of the Company's products in one or two of the three regions in which the Company operates.

The Company believes that there may be other entities, some of which may be substantially larger and have substantially greater resources than the Company, which may be engaged in the development of technology and products, which could prove to be competitive with those of the Company. In addition, the Company believes that certain existing and potential customers may be capable of internally developing their own technology. There can be no assurance that the Company will be able to successfully compete with any such entities, or that any competitive pressures will not result in price erosion or other factors, which will adversely affect the Company's financial performance.

Backlog

As of June 30, 2009, the Company had a backlog of $17.4 million, compared to $25.4 million at June 30, 2008. Most of the backlog is subject to cancellation by the customer. The level of order backlog at any particular time is not necessarily indicative of the future operating performance of the Company. The Company expects to be able to fill substantially all of the orders in its backlog by June 30, 2010.

Research and Development

The Company has multiple development initiatives focused on new products to: increase market share penetration in existing markets; expand into new adjacent markets and to diversify into new, non-adjacent markets. The Company also has multiple development initiatives focused on the continuous improvement of our existing products and systems to: reduce material and installation costs; enhance performance; add new features and functionality; and to incorporate appropriate new technologies as they emerge.

Research and development efforts in the Technology Products segment include new commercial products that use advance technology and products for use in additional industries. The Company's Automated Systems research, development and engineering activities are currently focused on: high-accuracy, laser-based sensors; high-accuracy, high-throughput scanning sensors; complex feature recognition algorithms; specialized three-dimensional metrology software; manufacturing process display and analysis software; control system and robotic interface software; and related cell and system hardware. As of June 30, 2009, 47 persons employed by the Company were focused primarily on research, development and engineering.

For the fiscal years ended June 30, 2009, 2008 and 2007, the Company's research, development and engineering expenses were $8.0 million, $8.6 million and $7.9 million, respectively.

Patents, Trade Secrets and Confidentiality Agreements

As of June 30, 2009, the Company has been granted 32 U.S. patents and has pending 13 U.S. patent applications, which relate to various products and processes manufactured, used, and/or sold by the Company, including 11 patents and 12 patent applications relating to its Technology Products. The Company also has been granted 16 foreign patents in Canada, Europe and Japan and has 11 patent applications pending in foreign locations, including 8 patents and 4 patent applications relating to its Technology Products. The U.S. patents expire from 2009 through 2027 and the Company's existing foreign patent rights expire from 2010 through 2028. In addition, the Company holds perpetual licenses to more than 35 other U.S. patents including rights to practice 6 patents for non-forest product related applications that were assigned to USNR in conjunction with the sale of the Forest Products business unit in 2002. The expiration dates for these licensed patents range from 2009 to 2020.

The Company has registered, and continues to register, various trade names and trademarks including Perceptron®, AutoGauge®, IPNet®, AutoFit®, AutoGuide®, AutoScan®, AutoSolve®, Contour Probe®, ScanWorks®, TriCam®, WheelWorks®, Visual Fixturing® and Optical Snake™, among others, which are used in connection with the conduct of its business.

Perceptron's products include hardware (camera, lens, etc.) for scanning an image and imbedded software (extraction software algorithms) to convey the results of the scan to the customer. The hardware and software operate and are sold as one product. Perceptron generally does not market its software algorithms as a separate item distinct from the scanning product. The Company's software products are copyrighted and generally licensed to customers pursuant to license agreements that restrict the use of the products to the customer's own internal purposes on designated Perceptron equipment. The licensing language conveys the proprietary nature of the Company's product.

The Company also uses non-disclosure agreements with employees, consultants and other parties.

There can be no assurance that any of the above measures will be adequate to protect the Company's intellectual property or other proprietary rights. Effective patent, trademark, copyright and trade secret protection may be unavailable in certain foreign countries.

In the past, the Company had been informed that certain of its customers had received allegations of possible patent infringement involving processes and methods used in the Company's products. Certain of these customers, including customers who were parties to patent infringement suits relating to this matter, settled such claims. Management believes that the processes used in the Company's products were independently developed without utilizing any previously patented process or technology.

Employees

As of June 30, 2009, the Company employed 229 persons, of whom 228 were employed on a full-time basis. None of the employees is covered by a collective bargaining agreement and the Company believes its relations with its employees to be good.

Available Information

The Company's Internet address is www.perceptron.com. There the Company makes available, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, filed or furnished after the date of this Form 10-K, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission ("SEC"). These reports can be accessed through the Company section of the website. The information found on the Company's website is not part of this or any report the Company files with, or furnishes to, the SEC.

ITEM 1A: RISK FACTORS

An investment in our Common Stock involves numerous risks and uncertainties. You should carefully consider the following information about these risks. Any of the risks described below could result in a significant or material adverse effect on our future results of operations, cash flows or financial condition. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that adversely affect our business in the future. We believe that the most significant of the risks and uncertainties we face are as follows:

Our revenues are principally derived from the sale of products for use in the global automotive market, particularly by manufacturers based in the United States and Western Europe. These manufacturers have experienced periodic downturns in their businesses that could adversely affect their level of purchases of our products.

Our revenues are principally derived from the sale of products for use in the automotive industry, particularly to manufacturers based in the United States and Western Europe. As a result, our ability to sell our systems and solutions to automotive manufacturers and suppliers is affected by periodic downturns in the global automotive industry.

New vehicle tooling programs are the most important selling opportunity for our automotive related sales. The number and timing of new vehicle tooling programs can be influenced by a number of economic factors. Our customers only launch a limited number of new car programs in any given year because of the time and financial resources required. From a macro perspective we continue to assess the global economy and its likely effect on our automotive customers and markets served. We continue to view the automotive industry's focus on introducing new vehicles more frequently to satisfy their customers' changing requirements, as well as their continuing focus on improved quality, as positive indicators for new business. However, because of periodic economic downturns experienced by our customers, our customers could determine to reduce their number of new car programs. We are experiencing continued pricing pressures from our customers, particularly our automotive customers. These pricing pressures could adversely affect the margins we realize on the sale of our products and, ultimately, our profitability.

Because of the global economic crisis, we have experienced an increase in order cancellations and a decrease in new orders.

We have experienced an increase in the number of booked orders that were delayed or cancelled and a decrease in orders generally from our automotive customers because of the global recession and the significant decline in automotive sales worldwide. The severely distressed financial conditions of the automotive manufacturers in the North American market and the uncertainty associated with the future of General Motors Company and Chrysler Group LLC could result in additional order cancellations, further sales declines or one or more of our automotive customers ceasing or significantly reducing their business with us. In addition, the Company has experienced a slowdown in the rate of growth of its commercial products sales as a result of general economic conditions.

Recently implemented cost reduction actions may not be sufficient to improve profitability in the event sales for Automated Systems products continue to decline.

The cost reduction plans implemented in the quarter ended March 31, 2009 and in July 2009 may not be sufficient to offset continued declines in sales resulting from the current economic decline, particularly in the automotive industry, and return the Automated Systems segment to profitability. In that case, further cost reductions may be required, although because of certain fixed costs associated with some of our operations, the extent of future cost reductions may be limited. While we have attempted to implement cost reductions that will not be disruptive to the Company's operations, the cost reductions implemented to date could have an unanticipated negative impact on the Company's operations or financial results. In addition, the anticipated amount of cost savings from such actions is only an estimate. Actual cost savings could be less due to a number of factors, including the inability to reduce expenses to the level originally anticipated without disrupting the Company's operations.

Current levels of market volatility are unprecedented and have adversely impacted the market price of our Common Stock.

The capital and credit markets have been experiencing extreme volatility and disruption over the past year. During the last year, the volatility and disruption reached unprecedented levels, which have exerted downward pressures on stock prices, including the market price of our Common Stock. Although there have been many widely reported government responses to these disruptions, there can be no assurances that they will be effective in restoring stock prices in general or the market price of our Common Stock.

Our future success is dependent upon our ability to implement our long-term growth strategy.

We realize that we are vulnerable to fluctuations in the global automotive industry. Our future success is dependent upon our ability to implement our long-term strategy to expand our customer base in our automotive markets and to expand into new markets. Currently, we are focusing on our plans to achieve sales growth in automotive markets through expansion in largely untapped geographic sales areas, including automotive markets in Asia and the expansion of our business with current customers in Japan. We also continue to explore opportunities for expansion into non-automotive markets through our existing and new Technology Products, including our new commercial products. However, there are a number of uncertainties involved in our long-term strategy over which we have no or limited control, including:

- The quality and cost of competitive products already in existence or developed in the future.
- The level of interest existing and potential new customers may have in our existing and new products and technologies.
- Our ability to resolve technical issues inherent in the development of new products and technologies.
- Our ability to identify and satisfy market needs.
- Our ability to identify satisfactory distribution networks.
- General product development and commercialization difficulties.
- Rapid or unexpected technological changes.
- General product demand and market acceptance risks.
- Our ability to successfully compete with alternative and similar technologies.
- Our ability to attract the appropriate personnel to effectively represent, install and service our products.
- The effect of economic conditions.

Even if we are able to expand our customer base and markets, the new revenues we derive may not offset declines in revenues from our current products, especially our AutoGauge® products and other products sold to automotive customers. We also may not be able to generate profits from these new customers or markets at the same level as we generate from our current business. There can be no assurance that we will be able to expand our customer base and markets or successfully execute our strategies in a fashion to maintain or increase our revenues and profits.

We have recently introduced a series of new products for sale in new markets. We could experience unanticipated difficulties in bringing these products to market that would adversely affect our financial results of operation and divert the attention of our management.

Since the end of fiscal year 2007, the Company has introduced a series of commercial products for wholesale and retail distribution that are manufactured in China through subcontractors. As a result, we could experience unforeseen difficulties including:

- Product quality problems and costs to correct those problems resulting from design or manufacturing defects.
- Warranty claims at greater levels than anticipated.
- Product orders at significantly greater volumes than our subcontractors' current manufacturing capabilities.
- The speed at which competitors' products may be brought to market.
- The need and cost to revise our product offerings to respond to competitors' product introductions or unanticipated consumer preferences or negative reactions to our products.

Handling such unforeseen difficulties could require significant management time and could adversely affect our operating results.

Since we are distributing these new products through a limited number of third party wholesale distributors, the level of revenues we derive from these products will be dependent on the success of these third parties in advertising, promoting and selling the products through their distribution channels. In addition, competitive products exist in these markets and new product offerings are being developed for these markets. The level of spending by our competitors in advertising, promoting and selling their products could exceed the levels spent by our distributors and could adversely impact sales of our products.

If our distributors ceased selling our products, we would have to find alternative wholesale purchasers or distributors for our products, which could substantially reduce, at least in the short-term, the revenues and profits anticipated to be derived by us from the products. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview".

A significant percentage of our revenues are derived from a small number of customers, so that the loss of any one of these customers could result in a reduction in our revenues and profits.

A majority of our revenues are derived from the sale of systems and solutions to a small number of customers that consist primarily of automotive manufacturers and suppliers in North America and Western Europe. The remainder of our revenues are derived from the sale of commercial products to a small number of large North American customers engaged in the global distribution of commercial tools and products.

With such a large percentage of our revenues coming from such a small and highly concentrated group of customers, we are susceptible to a substantial risk of losing revenues if these customers stop purchasing our products or reduce their purchases of our products. In addition, we have no control over whether these customers will continue to purchase our products, systems and solutions in volumes or at prices sufficient to generate profits for us. We may also need to liquidate any excess inventory at prices below our normal margins.

Our future commercial success depends upon our ability to maintain a competitive technological position in our markets, which are characterized by continual technological change.

Technology plays a key role in the systems and solutions that we produce. Our ability to sell our products to customers is directly influenced by the technology used in our systems and solutions. With the rapid pace at which technology is changing, there is a possibility that our customers may require more technologically advanced systems and solutions than what we may be capable of producing.

Technological developments could render actual and proposed products or technologies of ours uneconomical or obsolete.

There also is a possibility that we may not be able to keep pace with our competitors' products. In that case, our competitors may make technological improvements to their products that make them more desirable than our products.

Our near-term focus for growth has been and will be on the successful introduction of new commercial products, and the continued development of enhanced versions of our ScanWorks® and AutoGauge® product lines.

Our growth and future financial performance depend upon our ability to introduce new products and enhance existing products that include the latest technological advances and customer requirements. We may not be able to introduce new products successfully or achieve market acceptance for such products. Any failure by us to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on our business. Accordingly, we believe that our future commercial success will depend upon our ability to develop and introduce new cost-effective products and maintain a competitive technological position.

We are dependent on proprietary technology. If our competitors develop competing products that do not violate our intellectual property rights or successfully challenge those rights, our revenues and profits may be adversely affected.

Our products contain features that are protected by patents, trademarks, trade secrets, copyrights, and contractual rights. Despite these protections, there is still a chance that competitors may use these protected features in their products as a result of our inability to keep our trade secrets confidential, or in violation of our intellectual property rights or following a successful challenge to those rights. The prosecution of infringement claims against third parties and the defense of legal actions challenging our intellectual property rights could be costly and require significant attention from management. Because of the small size of our management team, this could result in the diversion of management's attention from day-to-day operations.

There also is a chance that competitors may develop technology that performs the same functions as our products without infringing upon our exclusive rights. It is possible that competitors may "reverse engineer" those features of our products that are not protected by patents, trademarks and trade secrets. If a competitor is able to "reverse engineer" an unprotected feature successfully, the competitor may gain an understanding of how the feature works and introduce similar products to compete with our products.

Because our new commercial products will be manufactured in China, we are at risk of competitors misappropriating our intellectual property included in those products or reverse engineering those products. As a result, we may have a more limited ability, and significantly greater costs, to enforce our intellectual property rights in those products. Constant technological improvement of those products will be particularly important to keep the products competitive in their markets.

We could become involved in costly litigation alleging patent infringement.

In the past, we had been informed that certain of our customers have received allegations of possible patent infringement involving processes and methods used in our products. Certain of these customers, including one customer who was a party to a patent infringement suit relating to this matter, settled such claims. We believe that the processes used in our products were independently developed without utilizing any previous patented process or technology. However, it is possible that in the future we or our customers could receive allegations of possible patent infringement or could be parties to patent infringement litigation relating to our products.

The defense of patent infringement litigation could be costly and require significant attention from management. Because of the small size of our management team, this could result in the diversion of management's attention from day-to-day operations.

A number of new competitors have recently entered our markets, or are developing products to compete with our products, which could result in a reduction in our revenues through lost sales or a reduction in prices.

We are aware of a number of companies that have recently entered a number of our markets selling products using similar or alternative technologies and methods. We believe that there may be other companies, some of whom may be substantially larger and have substantially greater resources than us, which may be engaged in the development of technology and products for some of our markets that could prove to be competitive with ours. We believe that the principal competitive factor in our markets is the total capability that a product offers as a process control system. In some markets, a competitive price for the level of functionality and reliability provided are the principal competitive factors. While we believe that our products compete favorably, it is possible that these new competitors could capture some of our sales opportunities or force us to reduce prices in order to complete the sale.

We believe that certain existing and potential customers may be capable of internally developing their own technology. This could cause a decline in sales of our products to those customers.

Our business depends on our ability to attract and retain key personnel.

Our success depends in large part upon the continued service of our executives and key employees, including those in engineering, technical, sales and marketing positions, as well as our ability to attract such additional employees in the future. At times and in certain geographic markets, competition for the type of highly skilled employees we require can be significant. The loss of key personnel or the inability to attract new qualified key employees could adversely affect our ability to implement our long-term growth strategy and have a material adverse effect on our business.

We may not be able to complete business opportunities and acquisitions and our profits could be negatively affected if we do not successfully operate those that we do complete.

We will evaluate from time to time business opportunities that fit our strategic plans. There can be no assurance that we will identify any opportunities that fit our strategic plans or will be able to enter into agreements with identified business opportunities on terms acceptable to us.

There is also no assurance that we will be able to effectively integrate businesses that we may acquire due to the significant challenges in consolidating functions and integrating procedures, personnel, product lines, technologies and operations in a timely and efficient manner. The integration process may require significant attention from management and devotion of resources. Because of the small size of our management team, this could result in the diversion of management's attention from day to day operations and impair our relationships with current employees and customers.

We intend to finance any such business opportunities from available cash on hand, existing credit facilities, issuance of additional stock or additional sources of financing, as circumstances warrant. The issuance of additional equity securities could be substantially dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs, debt service requirements or amortization costs for acquired intangible assets. If we are not successful in generating additional profits from these transactions, this dilution and these additional costs could cause our common stock price to drop.

We are expanding our foreign operations, increasing the possibility that our business could be adversely affected by risks of doing business in foreign countries.

We have significant operations outside of the United States and are currently implementing a strategy to expand our operations outside of the United States, especially in Asia.

Our foreign operations are subject to risks customarily encountered in such foreign operations. For instance, we may encounter fluctuations in foreign currency exchange rates, differences in the level of protection available for our intellectual property, the impact of differences in language and local business and social customs on our ability to market and sell our products in these markets, the inability to recruit qualified personnel in a specific country or region and transportation delays from our Chinese subcontractors. In addition, we may be affected by U.S. laws and policies that impact foreign trade and investment. Finally, we may be adversely affected by laws and policies imposed by foreign governments in the countries where we have business operations or sell our products. These laws and policies vary from jurisdiction to jurisdiction.

Because of our significant foreign operations, our revenues and profits can vary significantly as a result of fluctuations in the value of the United States dollar against foreign currencies.

Products that we sell in foreign markets are sometimes priced in currency of the country where the customer is located. To the extent that the dollar fluctuates against these foreign currencies, the prices of our products in U.S. dollars also will fluctuate. As a result, our return on the sale of our products may vary based on these fluctuations. We may use, from time to time, a limited hedging program to minimize the impact of foreign currency fluctuations. These transactions involve the use of forward contracts, typically mature within one year and are designed to hedge anticipated foreign currency transactions. We may use forward exchange contracts to hedge the net assets of certain of our foreign subsidiaries to offset the translation and economic exposures related to our investment in these subsidiaries. There is no guarantee that these hedging transactions will protect against the fluctuations in the value of the dollar. Accordingly, we could experience unanticipated foreign currency gains or losses that could have a material impact on our results of operations.

Because a large portion of our revenues are generated from a limited number of sizeable orders, our revenues and profits may vary widely from quarter to quarter and year to year.

A large portion of our revenues are generated from a limited number of sizeable orders that are placed by a small number of customers. If the timing of these orders is delayed from one quarter to the next or from one year to the next, we may experience fluctuations in our quarterly and annual revenues and operating results. Because our order terms vary from project to project, the application of the Company's revenue recognition accounting policies to those orders can cause the timing for our recognition of revenue from an order to vary significantly between orders. This may cause our revenues and operating results to vary significantly from quarter to quarter and year to year.

The amount of revenues that we earn in any given quarter may vary based in part on the timing of new vehicle programs in the global automotive industry. In contrast, many of our operating expenses are fixed and will not vary from quarter to quarter. As a result, our operating results may vary significantly from quarter to quarter and from year to year.

We could experience losses in connection with sales of our investments.

During the fiscal year ended June 30, 2009, our long-term investments in auction rate securities were exchanged for preferred stock of a financial services company and a reinsurance company. These investments have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The issuers of these securities are not obligated to register these securities. There is no regular trading market for these securities. As a result, we will have limited ability to liquidate these investments. This lack of liquidity, as well as negative changes in the financial condition of the issuers of these securities and their credit ratings, has adversely impacted the value of these securities. In the third quarter of fiscal 2009, we recorded a $1.5 million other-than-temporary non-cash decline in the market value of these securities. In the event that the financial condition of these issuers should continue to deteriorate and/or the issuers are unable to continue to pay interest/dividends in the future, we may have to record additional impairment charges relating to these securities, which would negatively impact our stockholders' equity and net income. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

The trading price of our stock has been volatile.

The following factors may affect the market price of our Common Stock, which can vary widely over time:

- announcements of new products by us;
- announcements of new products by our competitors;
- variations in our operating results;
- market conditions in the electronic and sensing industry;
- market conditions and stock prices in general; and
- the volume of our Common Stock traded.

Because of the limited trading in our Common Stock, it may be difficult for shareholders to dispose of a large number of shares of our Common Stock in a short period of time or at then current prices.

Because of the limited number of shares of our Common Stock outstanding and the limited number of holders of our Common Stock, only a limited number of shares of our Common Stock trade on a daily basis. This limited trading in our Common Stock makes it difficult to dispose of a large number of shares in a short period of time. In addition, it is likely that the sale by a shareholder of a large number of shares of our Common Stock over an extended period would depress the price of our Common Stock.

We do not plan on paying dividends and are restricted under our loan agreement from paying dividends.

Our Board of Directors does not intend to declare or pay cash dividends on our Common Stock. Instead, the Board intends to retain future earnings to finance the development of our business. Furthermore, cash dividends are not permitted under our bank credit agreement.

As permitted under Michigan law, our directors are not liable to Perceptron for monetary damages resulting from their actions or inactions.

Under our articles of incorporation, as permitted under the Michigan Business Corporation Act, members of our Board of Directors are not liable for monetary damages for any negligent or grossly negligent action that the director takes, or for any negligent or grossly negligent failure of a director to take any action. However, a director will remain liable for:

- intentionally inflicting harm on Perceptron or its shareholders;
- distributions that the director makes in violation of the Michigan Business Corporation Act; and
- intentional criminal acts that the director commits.

However, we or our shareholders may seek an injunction, or other appropriate equitable relief, against a director. Finally, liability may be imposed against members of the Board of Directors under the federal securities laws.

We are required to indemnify our officers and directors if they are involved in litigation as a result of their serving as officers or directors of Perceptron, which could reduce our profits and cash available to operate our business.

Our by-laws require us to indemnify our officers and directors. We may be required to pay judgments, fines, and expenses incurred by an officer or director, including reasonable attorneys' fees, as a result of actions or proceedings in which such officers or directors are involved by reason of being or having been an officer or director of Perceptron.

Funds paid in satisfaction of judgments, fines and expenses would reduce our profits and may be funds we need for the operation of our business and the development of products. This could cause our stock price to drop.

Our profits will be reduced as a result of our compliance with new SEC rules relating to our internal control over financial reporting.

Beginning with our annual report on Form 10-K for the fiscal year ending June 30, 2008, we were required by SEC rules to include a report of management on Perceptron's internal control over financial reporting in our annual reports. In addition, our independent registered public accounting firm auditing our financial statements was required to provide an attestation report on our internal control for fiscal 2008.

In fiscal year 2009, the Company was not an accelerated filer and therefore was not required to have an attestation report from our independent registered public accounting firm on our internal control for fiscal 2009. However, current SEC rules will require such a report for fiscal 2010 and beyond. We expect to expend significant resources in future fiscal years in connection with ongoing compliance with these requirements, which could adversely affect our profitability.

If management is not able to provide a positive report on our internal control over financial reporting, and our independent registered public accounting firm is not able to provide an unqualified opinion regarding our internal control over financial reporting, shareholders and others may lose confidence in our financial statements, which could cause our stock price to drop.

Because of our relatively small size, we have a limited number of personnel in our finance department to handle their existing responsibilities, as well as compliance with the SEC's new rules relating to our internal control over financial reporting.

In fiscal 2008 and fiscal 2009, management provided a positive report on our internal control over financial reporting and we received in fiscal 2008 an unqualified opinion from our independent registered public accounting firm regarding our internal control over financial reporting. In fiscal 2009, our auditors were not required to give an opinion on our internal control over financial reporting, but under current SEC rules, will be required to do so in fiscal 2010 and beyond. However, there can be no positive assurance that, in the future, management will provide a positive report on our internal control over financial reporting or that we will receive an unqualified opinion from our independent registered public accounting firm regarding our internal control over financial reporting. In the event we identify significant deficiencies or material weaknesses in our internal control that we cannot remediate in a timely manner, investors and others may lose confidence in the reliability of our financial statements. This could cause our stock price to drop.

If the subcontractors we rely on for component parts or products delay deliveries or fail to deliver parts or products meeting our requirements, we may not be able to deliver products to our customers in a timely fashion and our revenues and profits could be reduced.

We rely on subcontractors for certain components of our products, including outside subcontracting assembly houses to produce the circuit boards that we use in our products. Our new commercial products are manufactured by several subcontractors located in China. As a result, we have limited control over the quality and the delivery schedules of components or products purchased from third parties. In addition, we purchase a number of component parts from single source suppliers. If our supplies of component parts or products meeting our requirements are significantly delayed or interrupted, we may not be able to deliver products to our customers in a timely fashion. This could result in a reduction in revenues and profits for these periods. The termination of or material change in the purchase terms of any single source supplier could have a similar impact on us. It is also possible, if our delay in delivering products to our customer is too long, the customer could cancel its order, resulting in a permanent loss of revenue and profit from that sale. From time to time, we have experienced significant delays in the receipt of certain components, including components for our ScanWorks® systems.

Finally, although we believe that alternative suppliers are available, difficulties or delays may arise if we shift manufacturing capacity to new suppliers.

The Board of Directors has the right to issue up to 1,000,000 shares of preferred stock without further action by shareholders. The issuance of those shares could cause the market price of our Common Stock to drop significantly and could be used to prevent or frustrate shareholders' attempts to replace or remove current management.

Although no preferred stock currently is outstanding, we are authorized to issue up to 1,000,000 shares of preferred stock. Preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), the dividends payable thereon, liquidation payments, preferences as to dividends and liquidation, conversion rights and redemption rights. In the event that preferred stock is issued, the rights of the common stockholders may be adversely affected. This could result in a reduction in the value of our Common Stock.

The preferred stock could be issued to discourage, delay or prevent a change in control of Perceptron. This may be beneficial to our management or Board of Directors in a hostile tender offer or other takeover attempt and may have an adverse impact on shareholders who may want to participate in the tender offer or who favor the takeover attempt.

Our common stock rights plan could be used to discourage hostile tender offers.

We maintain a common stock rights plan. Under the plan, if any person acquires 15% or more of our outstanding Common Stock, our shareholders, other than the acquirer, will have the right to purchase shares of our Common Stock at half their market price. The common stock rights plan discourages potential acquirers from initiating tender offers for our Common Stock without the approval of the Board of Directors. This may be beneficial to our management or Board of Directors in a hostile tender offer or other takeover attempt and may have an adverse impact on shareholders who may want to participate in the tender offer or who favor the takeover attempt.

ITEM 1B: UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2: PROPERTIES

Perceptron's principal domestic facilities consist of a 70,000 square foot building located in Plymouth, Michigan, owned by the Company. In addition, the Company leases a 1,500 square meter facility in Munich, Germany and leases office space in Voisins le Bretonneux, France; Sao Paulo, Brazil; Tokyo, Japan; Singapore; Shanghai, China; and Chennai, India. The Company believes that its current facilities are sufficient to accommodate its requirements through fiscal 2010.

ITEM 3: LEGAL PROCEEDINGS

The Company is a party to a suit filed by Industries GDS, Inc., Bois Granval GDS Inc., and Centre de Preparation GDS, Inc. (collectively, "GDS") on or about November 21, 2002 in the Superior Court of the Judicial District of Quebec, Canada against the Company, Carbotech, Inc. ("Carbotech"), and U.S. Natural Resources, Inc. ("USNR"), among others. The suit alleges that the Company breached its contractual and warranty obligations as a manufacturer in connection with the sale and installation of three systems for trimming and edging wood products. The suit also alleges that Carbotech breached its contractual obligations in connection with the sale of equipment and the installation of two trimmer lines, of which the Company's systems were a part, and that USNR, which acquired substantially all of the assets of the Forest Products business unit from the Company, was liable for GDS' damages. USNR has sought indemnification from the Company under the terms of existing contracts between the Company and USNR. GDS seeks compensatory damages against the Company, Carbotech and USNR of approximately $5.8 million using a June 30, 2009 exchange rate. GDS and Carbotech have filed for bankruptcy protection in Canada. The Company intends to vigorously defend against GDS' claims.

See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Litigation and Other Contingencies" for a discussion of the Company's accounting policies regarding legal proceedings and other contingencies.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2009.

PART II

ITEM 5: MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Perceptron's Common Stock is traded on The NASDAQ Stock Market's Global Market under the symbol "PRCP". The following table shows the reported high and low sales prices of Perceptron's Common Stock for fiscal 2009 and 2008:

	Prices	
	Low	High
Fiscal 2009		
Quarter through September 30, 2008	$ 5.30	$ 9.26
Quarter through December 31, 2008	$ 2.25	$ 6.13
Quarter through March 31, 2009	$ 2.41	$ 4.19
Quarter through June 30, 2009	$ 2.85	$ 4.19
Fiscal 2008		
Quarter through September 30, 2007	$ 8.42	$14.53
Quarter through December 31, 2007	$10.02	$16.08
Quarter through March 31, 2008	$ 8.65	$13.00
Quarter through June 30, 2008	$ 8.04	$13.34

No cash dividends or distribution on Perceptron's Common Stock have been paid in the past and it is not anticipated that any will be paid in the foreseeable future. In addition, the payment of cash dividends or other distributions is prohibited under the terms of Perceptron's revolving credit agreement with its bank. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources", for a discussion of other restrictions on the payment of dividends.

The approximate number of shareholders of record on September 18, 2009, was 167.

The information pertaining to the securities the Company has authorized for issuance under equity plans is hereby incorporated by reference to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Equity Compensation Plan Information". For more information about the Company's equity compensation plans, see Note 9 of the Notes to the Consolidated Financial Statements, "Stock Based Compensation", included in Item 8 of this report.

ITEM 6: SELECTED FINANCIAL DATA

The selected statement of operations and balance sheet data presented below are derived from the Company's consolidated financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report.

PERCEPTRON, INC. AND SUBSIDIARIES
(In thousands, except per share amounts)

	Fiscal Years Ended June 30,				
Statement of Operations Data: [1]	**2009**	**2008**	**2007**	**2006**	**2005**
Net sales	$61,536	$72,512	$62,252	$57,875	$54,892
Gross profit	20,908	29,819	26,404	27,287	25,907
Operating income (loss)	(4,845)	1,980	1,853	4,368	4,695
Income (loss) before income taxes	(5,560)	734	2,746	4,927	5,186
Net income (loss)	(3,525)	995	1,459	3,239	3,282
Earnings (loss) per share:					
Basic	($0.40)	$0.12	$0.18	$0.38	$0.37
Diluted	($0.40)	$0.11	$0.17	$0.35	$0.35
Weighted average common shares outstanding:					
Basic	8,860	8,490	8,114	8,582	8,766
Diluted	8,860	8,982	8,761	9,200	9,437

	As of June 30,				
Balance Sheet Data:	**2009**	**2008**	**2007**	**2006**	**2005**
Working capital	$39,833	$45,233	$42,364	$42,652	$41,100
Total assets	65,359	75,193	66,221	63,160	63,390
Shareholders' equity	55,700	59,859	53,805	54,230	53,922

[1] No cash dividends have been declared or paid during the periods presented.

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SAFE HARBOR STATEMENT

We make statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 13 to the Consolidated Financial Statements that may be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, including the Company's expectation as to its fiscal year 2010 and future new order bookings, revenue, expenses, net income and backlog levels, trends affecting its future revenue levels, the rate of new orders, the timing of revenue and net income increases from new products which we have recently released or have not yet released, the timing of the introduction of new products and our ability to fund our fiscal year 2010 and future cash flow requirements. We may also make forward-looking statements in our press releases or other public or shareholder communications. When we use words such as "will," "should," "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all of our forward-looking statements. While we believe that our forward-looking statements are reasonable, you should not place undue reliance on any such forward-looking statements, which speak only as of the date made. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Factors that might cause such a difference include, without limitation, the risks and uncertainties discussed from time to time in our reports filed with the Securities and Exchange Commission, including those listed in "Item 1A – Risk Factors" in this report. Other factors not currently anticipated by management may also materially and adversely affect our financial condition, liquidity or results of operations. Except as required by applicable law, we do not undertake, and expressly disclaim, any obligation to publicly update or alter our statements whether as a result of new information, events or circumstances occurring after the date of this report or otherwise. The Company's expectations regarding future bookings and revenues are projections developed by the Company based upon information from a number of sources, including, but not limited to, customer data and discussions. These projections are subject to change based upon a wide variety of factors, a number of which are discussed above. Certain of these new orders have been delayed in the past and could be delayed in the future. Because the Company's Automated Systems segment products are typically integrated into larger systems or lines, the timing of new orders is dependent on the timing of completion of the overall system or line. In addition, because the Company's Automated Systems segment products have shorter lead times than other components and are required later in the process, orders for the Company's Automated Systems segment products tend to be given later in the integration process. The Company's Technology Products segment products are subject to the timing of firm orders from its customers, which may change on a monthly basis. In addition, because the Company's Technology Products segment products require short lead times from firm order to delivery, the Company purchases long lead time components before firm orders are in hand. A significant portion of the Company's projected revenues and net income depends upon the Company's ability to successfully develop and introduce new products and expand into new geographic markets. Because a significant portion of the Company's revenues are denominated in foreign currencies and are translated for financial reporting purposes into U.S. Dollars, the level of the Company's reported net sales, operating profits and net income are affected by changes in currency exchange rates, principally between U.S. Dollars and Euros. Currency exchange rates are subject to significant fluctuations, due to a number of factors beyond the control of the Company, including general economic conditions in the United States and other countries. Because the Company's expectations regarding future revenues, order bookings, backlog and operating results are based upon assumptions as to the levels of such currency exchange rates, actual results could differ materially from the Company's expectations.

Overview

Perceptron, Inc. ("Perceptron" or the "Company") develops, produces and markets non-contact metrology solutions for manufacturing process control as well as sensor and software technologies for non-contact measurement and inspection applications. Perceptron's product offerings are designed to improve quality, increase productivity and decrease costs in manufacturing and product development. Perceptron also produces innovative technology solutions for scanning and inspection, serving industrial, trade and consumer applications. The solutions offered by the Company are divided into two groups: 1) The Technology Products Group made up of ScanWorks®, WheelWorks®, sensors for the forest products industry, and commercial products; and 2) The Automated Systems Group made up of AutoGauge®, AutoFit®, AutoScan®, and AutoGuide® products and training, consulting and non-warranty support services. The Company services multiple markets, with the largest being the automotive industry. The Company's primary operations are in North America, Europe and Asia.

Fiscal 2009 sales of the Company's Technology Products segment represented 51% of the Company's total sales compared to 46% in fiscal 2008. The increased percentage represented both an increase in the Company's commercial products sales that mitigated lower sales of WheelWorks® and ScanWorks® and the fact that the Company's overall net sales were lower by $11.0 million in fiscal 2009 compared to fiscal 2008. The Company's strategic commercial products initiative, which began in 2007, to reduce its reliance on the automotive market positioned the Company to better weather the global recession and the distressed financial conditions of automotive manufacturers in the North American market during fiscal 2009. During fiscal 2009, the Company saw an increase in sales of its commercial products due to sales by Snap-on Logistics Company ("Snap-on") under the BK5500 name and the commercial products sold by Ridge Tool Company ("Ridge Tool") under the SeeSnake® micro™ and microEXPLORER™ Digital Inspection Camera names. In the fourth quarter, the Company began selling a new product to Snap-on marketed by Snap-on under the BK6000 name. The BK6000 includes advanced features over and above those of the BK5500 such as a larger LCD screen to improve viewing, video capture, digital zoom, an audio input jack, external SD card and mini-USB access, and a removable, rechargeable lithium ion battery. Also in the fourth quarter of fiscal 2009, two new accessories were sold to Snap-on to round out their family of products. The two accessories were the 8.5 mm UV imager used for easy detection of leaks and the 9 mm dual view imager that allows users to look either forward through the end of the imager head or look out from the side. The Company is continuing to invest in research and development for new commercial products and has engineering projects underway that should begin to have a positive effect on other Technology Products sales in the second half of fiscal 2010. The Company's Supply Agreement with Ridge Tool, which was scheduled to expire on September 1, 2009, has been extended until October 31, 2009. The Company and Ridge Tool are in discussions related to each other's future business needs. There can be no assurances that Ridge Tool will continue as a distributor of our commercial products beyond October 31, 2009, which would result in reduced revenues from Ridge Tool in fiscal 2010. Margins on the sale of inventory held for Ridge Tool could be reduced if additional costs were incurred, or if sales prices were lower, for sales to the Company's customer. The Company has been, and is currently in, discussions with multiple potential strategic customers in distinct market segments to distribute commercial products designed specifically for their markets.

Fiscal 2009 sales of the Company's Automated Systems segment represented 49% of the Company's total sales compared to 54% in fiscal 2008. Significantly affecting fiscal 2009 Automated Systems sales was the global economic recession, the turbulent automotive market and the severely distressed financial condition of General Motors Company ("GM") and Chrysler Group LLC ("Chrysler") in North America. New vehicle tooling programs represent the most important selling opportunity for the Company's automotive related sales, and the number and timing of new vehicle tooling programs varies in accordance with individual automotive manufacturers' plans. In fiscal 2009 the Company saw changes in new tooling programs, including reductions in scope and timing that resulted in several of the Company's orders being cancelled or delayed. Toward the end of the fourth quarter of fiscal 2009, the Company saw some early indications that may bode well for fiscal 2010 such as previously delayed projects now being scheduled for fiscal year 2010, increased interest by customers in the enhanced functionality that is being incorporated into the AutoGauge® product and increased business activity in Asia. The Company continued its investments in Asia during fiscal 2009 by opening a direct sales, application and support office in Chennai, India.

Outlook – The cost reduction actions implemented in January 2009 along with additional cost reductions in July 2009 are expected to reduce costs by approximately $5.4 million in fiscal 2010 and have positioned the Company to improve its financial performance in the current economic climate and to benefit from future improvements in the economy and global automotive sales. The cost reductions were implemented primarily in the Company's Automated Systems business and did not affect the commercial products portion of the Company's business. Although the Company expects the first quarter of fiscal 2010 to be another difficult quarter there have been some initial signs that conditions in the automotive industry have begun to improve. The Company is in a strong financial position to weather these economic times. At June 30, 2009, the Company had cash, cash equivalents and short-term investments of $23.9 million and no debt compared to $22.2 million of cash and cash equivalents and no debt at June 30, 2008.

Results of Operations

Fiscal Year Ended June 30, 2009, Compared to Fiscal Year Ended June 30, 2008

Overview – The Company reported a net loss of $3.5 million or $0.40 per diluted share, for the fiscal year ended June 30, 2009 compared with net income of $995,000, or $0.11 per diluted share, for the fiscal year ended June 30, 2008. Specific line item results are described below.

Sales – Net sales of $61.5 million for fiscal 2009 decreased $11.0 million, or 15.2%, compared with the same period one year ago. The following tables set forth comparison data for the Company's net sales by segment and geographic location.

Sales (by segment) (in millions)	**2009**		**2008**		**Increase/(Decrease)**	
Automated Systems	$30.1	48.9%	$39.1	53.9%	$ (9.0)	(23.0)%
Technology Products	31.4	51.1%	33.4	46.1%	(2.0)	(6.0)%
Totals	$61.5	100.0%	$72.5	100.0%	$(11.0)	(15.2)%

Sales (by location) (in millions)	2009		2008		Increase/(Decrease)	
Americas	$38.8	63.1%	$43.3	59.7%	$ (4.5)	(10.4)%
Europe	19.3	31.4%	24.2	33.4%	(4.9)	(20.2)%
Asia	3.4	5.5%	5.0	6.9%	(1.6)	(32.0)%
Totals	$61.5	100.0%	$72.5	100.0%	$(11.0)	(15.2)%

The decrease of $9.0 million in fiscal 2009 Automated Systems sales compared to fiscal 2008 primarily occurred in the third and fourth quarters and was a direct reflection of the global economic conditions in the automotive industry. The decline occurred primarily in the Americas with lesser declines in Europe and Asia. During the fourth quarter of fiscal 2009, both General Motors Corporation and Chrysler LLC entered into bankruptcy in the United States. These bankruptcies and the process leading up to them disrupted the normal flow of orders and caused several projects to be put on hold or cancelled. Likewise other companies that supported these two automotive companies also took a wait and see position before committing to purchases. Of the $4.9 million decline in sales in Europe $1.5 million was due to lower foreign currency exchange rates in fiscal 2009 compared to fiscal 2008. Asian automotive companies instituted a freeze on capital spending beginning in the third quarter which continued through the fourth quarter. Technology Products' sales decreased primarily from lower sales in WheelWorks® and ScanWorks®, also due to global economic conditions, which were partially mitigated by increased sales of commercial products.

Bookings – Bookings represent new orders received from customers. During fiscal 2009 the Company had new order bookings of $53.5 million compared with new order bookings of $75.0 million during fiscal 2008. The amount of new order bookings during any particular period is not necessarily indicative of the future operating performance of the Company. The following tables set forth comparison data for the Company's bookings by segment and geographic location.

Bookings (by segment) (in millions)	2009		2008		Increase/(Decrease)	
Automated Systems	$27.5	51.4%	$43.4	57.9%	$(15.9)	(36.6)%
Technology Products	26.0	48.6%	31.6	42.1%	(5.6)	(17.7)%
Totals	$53.5	100.0%	$75.0	100.0%	$(21.5)	(28.7)%

Bookings (by location) (in millions)	2009		2008		Increase/(Decrease)	
Americas	$29.6	55.3%	$41.9	55.9%	$(12.3)	(29.4)%
Europe	21.8	40.8%	26.5	35.3%	(4.7)	(17.7)%
Asia	2.1	3.9%	6.6	8.8%	(4.5)	(68.2)%
Totals	$53.5	100.0%	$75.0	100.0%	$(21.5)	(28.7)%

Bookings began fiscal year 2009 stronger than in fiscal 2008 and declined thereafter. Bookings in the first quarter were higher than in the first quarter of 2008 by $2.9 million. Second quarter bookings declined by $5.2 million while third quarter bookings declined the most at $11.7 million. While fourth quarter bookings declined by $7.4 million, the decline was less than in the third quarter. Bookings decreased in both segments in all locations. The significant decrease in Automated Systems bookings was primarily in the Americas reflecting the severe negative economic conditions in the automotive industry. The decline in Technology Products bookings occurred primarily in WheelWorks® and ScanWorks® while commercial products bookings were flat year over year. The overall decline in Technology Products was primarily in the Americas and Europe and to a lesser extent in Asia.

Backlog – Backlog represents orders or bookings received by the Company that have not yet been filled. The Company's backlog was $17.4 million as of June 30, 2009 compared with $25.4 million as of June 30, 2008. The following tables set forth comparison data for the Company's backlog by segment and geographic location.

Backlog (by segment) (in millions)	2009		2008		Increase/(Decrease)	
Automated Systems	$15.0	86.2%	$17.4	68.5%	$ (2.4)	(13.8)%
Technology Products	2.4	13.8%	8.0	31.5%	(5.6)	(70.0)%
Totals	$17.4	100.0%	$25.4	100.0%	$ (8.0)	(31.5)%

Backlog (by location) (in millions)	2009		2008		Increase/(Decrease)	
Americas	$ 5.7	32.7%	$14.9	58.7%	$(9.2)	(61.7)%
Europe	11.1	63.8%	8.6	33.8%	2.5	29.1 %
Asia	0.6	3.5%	1.9	7.5%	(1.3)	(68.4) %
Totals	$17.4	100.0%	$25.4	100.0%	$ (8.0)	(31.5) %

The Company generally expects to be able to fill substantially all of the orders in backlog during the following twelve months. The decline in Automated Systems backlog was primarily in value-added services. The decrease in Technology Products was primarily in commercial products and reflected the fact that the Company is off backorder status for these products. The level of backlog during any particular period is not necessarily indicative of the future operating performance of the Company. Most of the backlog is subject to cancellation by the customer.

Gross Profit – Gross profit was $20.9 million, or 34% of sales, in the fiscal year ended June 30, 2009, as compared to $29.8 million, or 41.1% of sales, in the fiscal year ended June 30, 2008. The decline in the gross profit percentage in fiscal 2009 compared to fiscal 2008 was primarily due to lower margins in Automated Systems which was principally a function of the lower sales level and the relatively fixed labor and related costs for this business segment. During fiscal 2009, the Company conducted a global inventory review to consolidate inventory management and levels for its Automated Systems and its ScanWorks® products. As a result of this review, cost of goods sold was negatively impacted by a charge of $1.1 million in fiscal 2009 for obsolete and excess inventory compared to a charge of $453,000 in fiscal 2008. The weaker Euro exchange rate in fiscal 2009 compared to fiscal 2008 also negatively impacted gross margin by approximately $800,000.

Selling, General and Administrative (SG&A) Expenses – SG&A expenses in fiscal 2009 were $16.7 million, compared with $19.3 million in fiscal 2008. Of the $2.6 million decrease, approximately $600,000 was due to costs recorded in fiscal 2008 related to the retirement of a former executive of the Company and $500,000 related to implementing Section 404 of the Sarbanes Oxley Act relating to internal controls over financial reporting. The remaining $1.5 million decrease was primarily due to lower costs in salaries, benefits, travel and entertainment, advertising and sales promotions resulting from the cost reduction actions the Company took in January 2009. Partially offsetting these decreases in fiscal 2009 was a $486,000 charge for bad debt expense compared to a credit to bad debt expense of $171,000 in fiscal 2008. In addition, the weaker Euro exchange rate had the effect of reducing expenses in fiscal 2009 by approximately $400,000.

Engineering, Research and Development (R&D) Expenses – Engineering and R&D expenses were $8.0 million for fiscal 2009, compared with $8.6 million for fiscal 2008. The decrease was primarily due to reductions in engineering and R&D expenses in the Company's Automated Systems business segment. Reductions occurred in contract services, engineering materials and salaries. Engineering and R&D costs for the Company's new commercial products line increased in fiscal 2009 by approximately $100,000 over fiscal 2008 principally for added personnel in product development.

Interest Income, net – Net interest income was $709,000 in fiscal 2009, compared with $1.0 million in fiscal 2008. The decrease in interest income for fiscal year 2009 compared to fiscal 2008 was principally due to lower interest rates during fiscal 2009.

Foreign Currency Gain (Loss) – There was a net foreign currency gain of $64,000 in fiscal 2009 compared with $287,000 in fiscal 2008. The effect in fiscal 2009 was a result of foreign currency gains related to the Yen that was mitigated by foreign currency losses related to both the Real and Euro. The foreign currency gain in fiscal 2008 related to changes in the Yen and Euro. Foreign currency effects are primarily due to the change in foreign exchange rates between the time that the Company's foreign subsidiaries received material denominated in U.S. dollars and when funds were converted to pay for the material received.

Impairment on Long-Term Investment – During fiscal 2009 the Company's long-term investments were exchanged for preferred stock of the issuers and the Company determined that these investments had been other-than-temporarily impaired. Based on an independent valuation, the Company wrote down the value of these investments by $728,000 and reclassified $767,000 from other comprehensive income for a total other-than-temporary charge of $1.5 million compared to a write-down in fiscal 2008 of $2.6 million. See Note 1 of the Notes to the Consolidated Financial Statements, "Long and Short-term Investments".

Income Taxes – The effective income tax rate of 36.6% for fiscal 2009 compares to (35.6%) for fiscal 2008. Income taxes for fiscal 2008 included the recognition of a $619,000 tax benefit associated with reversing a valuation allowance related to certain tax credits in North America. The effective tax rate for fiscal 2008 excluding this item was 48.8%. In addition, the Company is not able to record a tax benefit for non-cash stock-based compensation expense related to incentive stock options and the Company's Employee Stock Purchase Plan, which had the effect of decreasing the effective tax benefit rate in fiscal 2009 by 0.1% and increasing the effective tax rate in fiscal 2008 by 6.0%. The balance of the change in the effective tax rate reflected the effect of the mix of operating profit and loss among the Company's various operating entities and their respective tax rates. See Note 10 of the Notes to the Consolidated Financial Statements, "Income Taxes".

Fiscal Year Ended June 30, 2008, Compared to Fiscal Year Ended June 30, 2007

Overview – The Company reported net income of $995,000 or $0.11 per diluted share, for the fiscal year ended June 30, 2008 compared with net income of $1.5 million, or $0.17 per diluted share, for the fiscal year ended June 30, 2007. Specific line item results are described below.

Sales – Net sales of $72.5 million for fiscal 2008 were up $10.2 million, or 16.4%, compared with the same period one year ago. The following tables set forth comparison data for the Company's net sales by segment and geographic location.

Sales (by segment) (in millions)	**2008**		**2007**		**Increase/(Decrease)**	
Automated Systems	$39.1	53.9%	$42.3	67.9%	$ (3.2)	(7.6)%
Technology Products	33.4	46.1%	20.0	32.1%	13.4	67.0 %
Totals	$72.5	100.0%	$62.3	100.0%	$10.2	16.4 %

Sales (by location) (in millions)	**2008**		**2007**		**Increase/(Decrease)**	
Americas	$43.3	59.7%	$33.1	53.1%	$10.2	30.8 %
Europe	24.2	33.4%	26.8	43.0%	(2.6)	(9.7)%
Asia	5.0	6.9%	2.4	3.9%	2.6	108.3 %
Totals	$72.5	100.0%	$62.3	100.0%	$10.2	16.4 %

The decrease in fiscal 2008 Automated Systems sales compared to fiscal 2007 was attributable to the turbulent economic conditions in the automotive markets in the Americas and Europe, partially offset by increased sales in Asia. During fiscal 2008, significantly higher gas prices and the generally stagnant U.S. economy caused car companies to lose sales which prompted additional cutbacks in capital spending, new vehicle tooling programs and plant closings. The manufacturers' shift of production to new and fuel efficient models represents a future opportunity for the Company. The sales increase in Asia was primarily in the Automated Systems segment. Mitigating the decrease in European sales was the strength of the Euro which had the effect of increasing sales by $2.9 million over fiscal 2007. Technology Products' sales growth was primarily due to sales of the Company's new commercial product and was the primary reason for the increase in sales in the Americas. ScanWorks® and WheelWorks® also showed increased sales over fiscal 2007.

Bookings – Bookings represent new orders received from customers. During fiscal 2008 the Company had new order bookings of $75.0 million compared with new order bookings of $66.4 million during fiscal 2007. The amount of new order bookings during any particular period is not necessarily indicative of the future operating performance of the Company. The following tables set forth comparison data for the Company's bookings by segment and geographic location.

Bookings (by segment) (in millions)	**2008**		**2007**		**Increase/(Decrease)**	
Automated Systems	$43.4	57.9%	$38.6	58.1%	$4.8	12.4%
Technology Products	31.6	42.1%	27.8	41.9%	3.8	13.7%
Totals	$75.0	100.0%	$66.4	100.0%	$8.6	13.0%

Bookings (by location) (in millions)	**2008**		**2007**		**Increase/(Decrease)**	
Americas	$41.9	55.9%	$41.3	62.2%	$0.6	1.5%
Europe	26.5	35.3%	22.7	34.2%	3.8	16.7%
Asia	6.6	8.8%	2.4	3.6%	4.2	175.0%
Totals	$75.0	100.0%	$66.4	100.0%	$8.6	13.0%

Bookings in Automated Systems were up primarily due to increased bookings in Europe and Asia. Increased Technology Products bookings occurred primarily in the commercial products line and offset the lower Automated Systems bookings in the Americas.

Backlog – Backlog represents orders or bookings received by the Company that have not yet been filled. The Company's backlog was $25.4 million as of June 30, 2008 compared with $23.0 million as of June 30, 2007. The following tables set forth comparison data for the Company's backlog by segment and geographic location.

Backlog (by segment) (in millions)	**2008**		**2007**		**Increase/(Decrease)**	
Automated Systems	$17.4	68.5%	$13.2	57.4%	$ 4.2	31.8 %
Technology Products	8.0	31.5%	9.8	42.6%	(1.8)	(18.4)%
Totals	$25.4	100.0%	$23.0	100.0%	$ 2.4	10.4 %

Backlog (by location) (in millions)	**2008**		**2007**		**Increase/(Decrease)**	
Americas	$14.9	58.7%	$16.4	71.3%	$(1.5)	(9.1)%
Europe	8.6	33.8%	6.3	27.4%	2.3	36.5 %
Asia	1.9	7.5%	0.3	1.3%	1.6	533.3 %
Totals	$25.4	100.0%	$23.0	100.0%	$ 2.4	10.4 %

Automated Systems backlog increased in all three geographic locations. The decrease in Technology Products backlog was primarily due to a lower backlog for the Company's WheelWorks® product. Sales of WheelWorks® increased in fiscal 2008 compared to fiscal 2007, but bookings late in the year were less than one year ago resulting in a lower backlog. The level of backlog during any particular period is not necessarily indicative of the future operating performance of the Company. Most of the backlog is subject to cancellation by the customer.

Gross Profit – Gross profit was $29.8 million, or 41.1% of sales, in the fiscal 2008, as compared to $26.4 million, or 42.4% of sales, in the fiscal year 2007. The decline in the gross profit percentage in fiscal 2008 compared to fiscal 2007 was principally due to lower margins in Automated Systems which was principally a function of the lower sales level and the relatively fixed overhead for this business segment. Also contributing to the lower gross profit percentage in fiscal 2008 was the increased sales of the Company's commercial products, as a percentage of total sales, which generally have lower margins than those in Automated Systems. The favorable effect of the Euro exchange rate mitigated the lower gross profit percentage in fiscal 2008.

Selling, General and Administrative (SG&A) Expenses – SG&A expenses during fiscal 2008 were $19.9 million, compared with $17.3 million during fiscal 2007. Approximately $1.3 million of the increase in 2008 relates to items that the Company believes will not continue or will not continue at the same level in fiscal 2009. During the third quarter of fiscal 2008, the Company incurred costs of approximately $600,000 related to the retirement of the President of the Company that are not expected to repeat in fiscal 2009. During fiscal 2008, the Company incurred approximately $700,000 for professional fees related to complying with the requirements of Section 404 of the Sarbanes Oxley Act relating to internal control over financial reporting, which are expected to be significantly lower in fiscal 2009. Of the remaining $1.3 million of increase, approximately $565,000 related to sales promotions and advertising in technology products, $330,000 in legal and board fees primarily from the change in senior management in the third quarter, and approximately $372,000 for additional personnel and related expenses supporting the Company's high growth initiatives in Asia and commercial products.

Engineering, Research and Development (R&D) Expenses – Engineering and R&D expenses were $8.6 million for the fiscal year ended June 30, 2008, compared with $7.9 million for fiscal 2007. The increase was primarily due to approximately $975,000 for higher salary, benefits, engineering materials, and travel for Technology Products, principally related to commercial product development. Lower engineering costs related to Automated Systems mitigated this increase.

Interest Income, net – Net interest income was $1,029,000 in fiscal 2008, compared with $958,000 in fiscal 2007. The increase in interest income for fiscal year 2008 compared to fiscal year 2007 was principally due to higher average investment balances during fiscal year 2008.

Foreign Currency Gain (Loss) – There was a net foreign currency gain of $287,000 in fiscal 2008 compared with a net foreign currency loss of $84,000 in fiscal 2007. The effect in both years was primarily due to the change in foreign exchange rates between the time that the Company's foreign subsidiaries, principally in Europe and Japan, received material denominated in U.S. dollars and when funds were converted to pay for the material received.

Impairment on Long-Term Investment – In the quarter ended December 31, 2007, the Company determined that one of its investments in auction rate securities had been other-than-temporarily impaired and based on fair values provided by the Company's broker, and therefore recorded a $2.6 million other-than-temporary decline in the market value of this investment. See Note 1 of the Notes to the Consolidated Financial Statements, "Summary of Significant Accounting Policies – Long and Short-Term Investments".

Income Taxes – The effective income tax rate of (35.6%) for fiscal 2008 compares to 46.9% for fiscal 2007. Income tax for fiscal 2008 included the recognition of a $619,000 tax benefit associated with reversing a valuation allowance related to certain tax credits in North America. The effective tax rate for fiscal 2008 excluding this item was 48.8%. In addition, the Company is not able to record a tax benefit for non-cash stock-based compensation expense related to incentive stock options and the Company's Employee Stock Purchase Plan, which had the effect of increasing the effective tax rate in fiscal 2008 and 2007 by 6.0% and 4.0%, respectively. The balance of the change in the effective tax rate reflected the effect of the mix of operating profit and loss among the Company's various operating entities and their respective tax rates. See Note 10 of the Notes to the Consolidated Financial Statements, "Income Taxes".

Liquidity and Capital Resources

The Company's cash and cash equivalents were $22.7 million at June 30, 2009 compared to $22.2 million at June 30, 2008. The cash increase of $497,000 for the fiscal year ended June 30, 2009, resulted primarily from $3.3 million from operations, less $1.2 million used to purchase short-term investments, $777,000 used for capital expenditures and $956,000 for the negative effect of exchange rate changes on cash.

The $3.3 million of cash from operations was primarily related to changes in assets and liabilities of $5.2 million, the add back of non-cash items such as the unrealized impairment on long-term investment of $1.5 million, depreciation and amortization expense of $1.4 million, stock compensation expense of $693,000 and allowance for doubtful accounts of $385,000 less non-cash changes in deferred income taxes of $2.5 million. The $5.2 million of cash generated from changes in assets and liabilities resulted primarily from $10.9 million of net receivables collections in fiscal 2009 from the higher sales and accounts receivable balance in the fourth quarter of fiscal 2008 compared to the fourth quarter of fiscal 2009. Mitigating the increase in cash from receivables was a $3.8 million use of cash for changes in other current assets and liabilities and increased inventory of $2.1 million. The increase in inventory in fiscal 2009 related to the Company's commercial products that were no longer on backorder status. The $3.8 million use of cash for changes in other current assets and liabilities primarily related to a decrease in accrued liabilities of $3.3 million, a decrease of $1.6 million in deferred revenue and a decrease of $594,000 in accrued compensation which were partially offset by a decrease of approximately $1.7 million in supplier deposits related to the Company's commercial products. Cost reduction actions and timing of payments were the primary reason for the $3.3 million decrease in accrued liabilities. Deferred revenue decreased as a result of the number of projects completed by year end and lower Automated Systems sales during the last half of fiscal 2009 because of the global economic conditions in the automotive industry during that time. The decrease in accrued compensation was primarily related to payments made related to the retirement of the Company's former president. See Note 12 of the Notes to the Consolidated Financial Statements, "Accrued Compensation".

The Company provides a reserve for obsolescence to recognize the effects of engineering change orders and other matters that affect the value of the inventory. A detailed review of the inventory is performed yearly with quarterly updates for known changes that have occurred since the annual review. When inventory is deemed to have no further use or value, the Company disposes of the inventory and the reserve for obsolescence is reduced. During fiscal year 2009, the Company decreased its reserve for inventory obsolescence by a net $658,000, which resulted from the disposal of $1.7 million of inventory exceeding additional reserves for obsolescence of approximately $1.1 million.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. During fiscal year 2009, the Company increased its provision for bad debts by $486,000 and wrote off $111,000 of receivables.

Financing activities during fiscal year 2009 reflected $186,000 received under the Company's stock plans.

The Company has a $6.0 million secured Credit Agreement with Comerica Bank, which expires on November 1, 2010. Proceeds under the Credit Agreement may be used for working capital and capital expenditures. The security for the loan is substantially all non-real estate assets of the Company held in the United States. Borrowings are designated as a Eurodollar-based Advance or as a Prime-based Advance if the Eurodollar-based Advance is not available. Interest on Eurodollar-based Advances is calculated currently at 1.88% above the Eurodollar Rate offered at the time and for the period chosen and is payable on the last day of the applicable period. The Company may not select a Prime-based rate for Advances except during any period of time during which the Eurodollar-based rate is not available as the applicable interest rate. Interest on Prime-based Advances is payable on the first business day of each month commencing on the first business day following the month during which such Advance is made and at maturity and is calculated daily, currently at the greater of 1/4% above prime rate or 1% above the Federal Funds Rate. Quarterly, the Company pays a commitment fee of .075% per annum on the daily unused portion of the Credit Agreement. The Credit Agreement prohibits the Company from paying dividends. In addition, the Credit Agreement requires the Company to maintain a Tangible Net Worth, as defined in the Credit Agreement, of not less than $42.2 million as of June 30, 2009 and to have no advances outstanding for 30 consecutive days each calendar year. At June 30, 2009, the Company had no borrowings outstanding.

At June 30, 2009, the Company's German subsidiary (GmbH) had an unsecured credit facility totaling 300,000 Euros (equivalent to $422,000 at June 30, 2009). The facility may be used to finance working capital needs and equipment purchases or capital leases. Any borrowings for working capital needs will bear interest at 9.0% on the first 100,000 Euros of borrowings and 2.0% for borrowings over 100,000 Euros. The German credit facility is cancelable at any time by either GmbH or the bank and any amounts then outstanding would become immediately due and payable. At June 30, 2009, GmbH had no borrowings outstanding.

See Item 3, "Legal Proceedings" and Note 6 of the Notes to the Consolidated Financial Statements, "Contingencies", for a discussion of certain contingencies relating to the Company's liquidity, financial position and results of operations. See also, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies - Litigation and Other Contingencies".

At June 30, 2009, the Company holds long-term investments, with an original cost of $6.3 million, in preferred stock investments. During the quarter ended March 31, 2009, the Company's long-term investments in auction-rate securities totaling $6.3 million at cost were exchanged for preferred stock. The preferred shares now owned by the Company are preference shares that are not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company estimated that the fair market value of these investments at June 30, 2009 was $2.2 million based on an independent valuation performed by an external independent valuation firm in conjunction with an internal discounted cash flow analysis. The fair market analysis considered the following key inputs, (i) the underlying structure of each security; (ii) the present value of the future principle and dividend payments discounted at rates considered to reflect current market conditions; and (iii) the time horizon that the market value of each security could return to its cost and be sold. Under Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," such valuation assumptions are defined as Level 3 inputs.

The Company recorded an other-than-temporary impairment charge of $1.5 million pertaining to the preferred stock investments in the quarter ended March 31, 2009 based on the Company's assessment that it is likely that the fair value of these investments will not be fully recovered in the foreseeable future given the duration, severity, uncertain financial condition and near-term prospects of the issuers. During the quarter ended December 31, 2007, the Company determined that one of its investments in auction rate securities had been other-than-temporarily impaired and based on fair values provided by the Company's broker, recorded a $2.6 million other-than-temporary decline in the market value of this investment.

Based on the Company's current business plan, cash and cash equivalents of $22.7 million and $1.2 million in short-term investments at June 30, 2009 and its existing unused credit facilities, the Company does not currently anticipate that the lack of liquidity in these long-term investments will affect the Company's ability to operate or fund its currently anticipated fiscal 2010 cash flow requirements.

The Company expects to spend approximately $1.5 million during fiscal year 2010 for capital equipment, although there is no binding commitment to do so. Based on the Company's current business plan, including the introduction of new commercial products, the Company believes that available cash on hand and existing credit facilities will be sufficient to fund anticipated fiscal year 2010 cash flow requirements, except to the extent that the Company implements new business development opportunities, which would be financed as discussed below. The Company does not believe that inflation has significantly impacted historical operations and does not expect any significant near-term inflationary impact.

The Company will consider evaluating business opportunities that fit its strategic plans. There can be no assurance that the Company will identify any opportunities that fit its strategic plans or will be able to enter into agreements with identified business opportunities on terms acceptable to the Company. The Company anticipates that it would finance any such business opportunities from available cash on hand, issuance of additional shares of its stock or additional sources of financing, as circumstances warrant.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Company's significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements, "Summary of Significant Accounting Policies". Certain of the Company's significant accounting policies are subject to judgments and uncertainties, which affect the application of these policies and require the Company to make estimates based on assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. On an on-going basis, the Company evaluates its estimates and underlying assumptions. In the event estimates or underlying assumptions prove to be different from actual amounts, adjustments are made in the subsequent period to reflect more current information. The Company believes that the following significant accounting policies involve management's most difficult, subjective or complex judgments or involve the greatest uncertainty.

Revenue Recognition. The Company recognizes revenue in accordance with Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, SAB 104, Revenue Recognition and EITF 00-21, Revenue Arrangements with Multiple Deliverables. Revenue related to products is recognized upon shipment when title and risk of loss has passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria have been successfully demonstrated. Revenue related to services is recognized upon completion of the service. The Company also has multiple element arrangements in its Automated Systems product line that may include purchase of equipment, labor support and/or training. Each element has value on a stand-alone basis. For multiple element arrangements, the Company defers from revenue recognition the greater of the fair value of any undelivered elements of the contract or the portion of the sales price of the contract that is not payable until the undelivered elements are completed. Delivered items are not contingent upon the delivery of any undelivered items nor do the delivered items include general rights of return. The Company does not have price protection agreements or requirements to buy back inventory. The Company's Automated Systems products are made to order systems that are designed and configured to meet each customer's specific requirements. The Company's Technology Products are sold under agreements with fixed quantities with no rights of return. As a result, the Company has virtually no history of returns.

Stock-Based Compensation. The Company accounts for non-cash stock-based compensation in accordance with SFAS No. 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the amount of share-based awards that are expected to be forfeited. The estimated forfeiture rate may change from time to time based upon the Company's actual experience. An increase in the forfeiture rate would require the Company to reverse a portion of its prior expense for non-cash stock-based compensation, which would positively impact the Company's results of operations. Because the Company currently experiences a low forfeiture rate, a reduction in the estimated forfeiture rate would not have a material impact on the Company's results of operations.

Accounts Receivable. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including, the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation and the condition of the general economy and the industry as a whole. The use of different estimates for future credit losses would result in different charges to selling, general and administrative expense in each period presented and could negatively affect the Company's results of operations for the period. In addition, if actual experience differs materially from the Company's estimates, the Company could be required to record large credit losses that could negatively affect the Company's results of operations for the period.

Inventories. Inventories are valued at the lower of cost or market; cost being determined under the first in, first out method. Provision is made to reduce inventories to net realizable value for excess and/or obsolete inventory. The Company reviews its inventory levels quarterly in order to identify obsolete and slow-moving inventory. The Company estimates excess or obsolete inventory based principally upon contemplated future customer demand for the Company's products and the timing of product upgrades. The use of different assumptions in determining slow-moving and obsolete inventories would result in different charges to cost of sales in each period presented and could negatively affect the Company's results of operations for the period. In addition, if actual experience differs materially from the Company's estimates, the Company could be required to record large losses that could negatively affect the Company's results of operations for the period. See Note 1 of the Notes to the Consolidated Financial Statements, "Summary of Significant Accounting Policies – "Inventory".

Long and Short-Term Investments. The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities and SEC topics and guidance. Investments with a maturity of greater than three months to one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term if the Company reasonably expects the investment to be realized in cash or sold or consumed during the normal operating cycle of the business. Investments available for sale are recorded at market value using the specific identification method. Investments expected to be held to maturity or until market conditions improve are measured at amortized cost in the statement of financial position if it is the Company's intent and ability to hold those securities long-term. At each balance sheet date, the Company evaluates its investments for possible other-than-temporary impairment which involves significant judgment. In making this judgment, management reviews factors such as the length of time and extent to which fair value has been below the cost basis, the anticipated recovery period, the financial condition of the issuer, the credit rating of the instrument and the

Company's ability and intent to hold the investment for a period of time which may be sufficient for recovery of the cost basis. Any unrealized gains and losses on securities are reported as other comprehensive income as a separate component of shareholders' equity until realized or until a decline in fair value is determined to be other than temporary. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in the income statement. See Note 1 of the Notes to the Consolidated Financial Statements, "Summary of Significant Accounting Policies – Long and Short-term Investments".

Deferred Income Taxes. The Company accounts for its deferred income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred income tax assets and liabilities represent the estimated future income tax effect of temporary differences between the book and tax basis of the Company's assets and liabilities, assuming they will be realized and settled at the amounts reported in the Company's financial statements. The Company records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. This assessment includes consideration for the scheduled reversal of temporary taxable differences, projected future taxable income and the impact of tax planning. The Company adjusts this valuation allowance periodically based upon changes in these considerations. See Note 10 of the Notes to the Consolidated Financial Statements, "Income Taxes". If actual long-term future taxable income is lower than the Company's estimate, or the Company revises its initial estimates, the Company may be required to record material adjustments to the deferred tax assets, resulting in a charge to income in the period of determination and negatively impacting the Company's results of operations and financial position for the period.

Litigation and Other Contingencies. The Company is subject to certain legal proceedings and other contingencies, the outcomes of which are subject to significant uncertainty. The Company accrues for estimated losses if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. The Company uses judgment and evaluates, with the assistance of legal counsel, whether a loss contingency arising from litigation should be disclosed or recorded. The outcome of legal proceedings is inherently uncertain and so typically a loss cannot be reasonably estimated. Accordingly, if the outcome of legal proceedings are different than is anticipated by the Company, the Company would have to record a charge for the matter, generally in the full amount at which it was resolved, in the period resolved, negatively impacting the Company's results of operations and financial position for the period.

Product Warranty. The Company provides a reserve for warranty based on its experience and knowledge. Because the Company has limited historical claims experience in its line of commercial products, the Company provides for estimated warranty expenses at the time the new commercial products are sold to its customers based on knowledge of the industry in which the product is sold and actual experience with previous commercial products. Factors affecting the Company's warranty liability include the number of units sold or in service and historical and anticipated rates of claims and cost per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors. If a special circumstance arises requiring a higher level of warranty reserve, the Company would make a special warranty provision commensurate with the facts. Management believes that the accounting estimate related to warranty reserves is a "critical accounting estimate" because changes in it could materially affect net income, and it requires management to estimate the frequency and amounts of future claims, which are inherently uncertain. Management's policy is to continuously monitor its warranty liabilities to determine their adequacy. As a result, the warranty reserve is maintained at an amount management deems adequate to cover estimated warranty expense. Actual claims incurred in the future may differ from the original estimates, which may result in material revisions to the warranty reserve that could negatively or positively affect the Company's results of operations for the period.

New Accounting Pronouncements

For a discussion of new accounting pronouncements, see Note 1 of the Notes to the Consolidated Financial Statements, "Summary of Significant Accounting Policies – New Accounting Pronouncements".

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA



Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
27777 Franklin Road, Suite 800
Southfield, MI 48034-2366

T 248.262.1950
F 248.350.3581
www.GrantThornton.com

Board of Directors and Shareholders
Perceptron, Inc.

We have audited the accompanying consolidated balance sheets of Perceptron, Inc. (a Michigan corporation) and subsidiaries as of June 30, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perceptron, Inc. and subsidiaries as of June 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" effective July 1, 2007.

Grant Thornton LLP

Southfield, Michigan
September 25, 2009

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Per Share Amount)

As of June 30,	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	$ 22,654	$ 22,157
Short-term investments	1,241	-
Receivables:		
Billed receivables, net of allowance for doubtful accounts of $603 and $228, respectively	8,975	16,948
Unbilled receivables	296	5,044
Other receivables	357	398
Inventories, net of reserves of $646 and $1,304, respectively	10,005	8,285
Deferred taxes	2,290	2,655
Other current assets	2,909	4,315
Total current assets	48,727	59,802
Property and Equipment		
Building and land	6,013	6,013
Machinery and equipment	13,418	13,581
Furniture and fixtures	869	1,074
	20,300	20,668
Less - Accumulated depreciation and amortization	(13,763)	(13,407)
Net property and equipment	6,537	7,261
Long-Term Investments	2,192	3,104
Deferred Tax Asset	7,903	5,026
Total Assets	$ 65,359	$ 75,193
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 2,461	$ 2,257
Accrued liabilities and expenses	2,197	4,867
Accrued compensation	1,192	1,785
Income taxes payable	69	1,066
Deferred revenue	2,975	4,594
Total current liabilities	8,894	14,569
Long-term Liabilities		
Accrued taxes	765	765
Total liabilities	9,659	15,334
Shareholders' Equity		
Preferred stock - no par value, authorized 1,000 shares, issued none	-	-
Common stock, $0.01 par value, authorized 19,000 shares, issued and outstanding 8,873 and 8,844, respectively	89	88
Accumulated other comprehensive income	718	2,232
Additional paid-in capital	40,914	40,035
Retained earnings	13,979	17,504
Total shareholders' equity	55,700	59,859
Total Liabilities and Shareholders' Equity	$ 65,359	$ 75,193

The notes to the consolidated financial statements are an integral part of these statements.

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In Thousands, Except Per Share Amounts)

Years ended June 30,	**2009**	**2008**	**2007**
Net Sales	$ 61,536	$ 72,512	$ 62,252
Cost of Sales	40,628	42,693	35,848
Gross Profit	20,908	29,819	26,404
Operating Expenses			
Selling, general and administrative	16,684	19,263	16,666
Engineering, research and development	8,012	8,576	7,885
Restructuring charge	1,057	-	-
Total operating expenses	25,753	27,839	24,551
Operating Income (Loss)	(4,845)	1,980	1,853
Other Income and (Expenses)			
Interest income, net	709	1,029	958
Foreign currency gain (loss)	64	287	(84)
Impairment on long-term investment	(1,494)	(2,614)	-
Other	6	52	19
Total other income (expense)	(715)	(1,246)	893
Income (Loss) Before Income Taxes	(5,560)	734	2,746
Income Tax Benefit (Expense)	2,035	261	(1,287)
Net Income (Loss)	$ (3,525)	$ 995	$ 1,459
Earnings (Loss) Per Common Share			
Basic	($0.40)	$0.12	$0.18
Diluted	($0.40)	$0.11	$0.17
Weighted Average Common Shares Outstanding			
Basic	8,860	8,490	8,114
Dilutive effect of stock options	-	492	647
Diluted	8,860	8,982	8,761

The notes to the consolidated financial statements are an integral part of these statements.

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW
(In Thousands)

Years ended June 30,	2009	2008	2007
Cash Flows from Operating Activities			
Net income (loss)	$ (3,525)	$ 995	$ 1,459
Adjustments to reconcile net income (loss) to net cash provided from (used for) operating activities:			
Depreciation and amortization	1,430	1,394	1,333
Stock compensation expense	693	609	815
Deferred income taxes	(2,462)	(1,238)	15
Impairment on long-term investment	1,494	2,614	-
Disposal of assets	21	43	306
Allowance for doubtful accounts	385	(497)	326
Changes in assets and liabilities			
Receivables, net	10,858	4,696	(7,256)
Inventories	(2,095)	(83)	(1,007)
Accounts payable	332	(1,419)	2,523
Other assets and liabilities	(3,846)	1,318	(1,984)
Net cash provided from (used for) operating activities	3,285	8,432	(3,470)
Cash Flows from Financing Activities			
Revolving credit borrowings	-	10	1,300
Revolving credit repayments	-	(10)	(1,300)
Proceeds from stock plans	186	3,087	1,601
Repurchase of company stock	-	-	(5,184)
Net cash provided from (used for) financing activities	186	3,087	(3,583)
Cash Flows from Investing Activities			
Purchases of investments	(1,241)	-	(1,600)
Sales of investments	-	-	2,525
Capital expenditures	(777)	(1,527)	(1,247)
Net cash used for investing activities	(2,018)	(1,527)	(322)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(956)	1,287	290
Net Increase (Decrease) in Cash and Cash Equivalents	497	11,279	(7,085)
Cash and Cash Equivalents, July 1	22,157	10,878	17,963
Cash and Cash Equivalents, June 30	$ 22,654	$ 22,157	$ 10,878
Supplemental Disclosure of Cash Flow Information			
Cash paid during the year for interest	$ 73	$ 93	$ 1
Cash paid during the year for income taxes	586	379	795

The notes to the consolidated financial statements are an integral part of these statements.

PERCEPTRON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands)

	Common Stock Shares	Common Stock Amount	Accumulated Other Comprehensive Income (Loss)	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balances, June 30, 2006	8,352	$ 84	$ (15)	$ 39,111	$ 15,050	$ 54,230
Comprehensive income (loss)						
Net income					1,459	1,459
Other comprehensive income						
Foreign currency translation adjustments			967			967
Hedging			(83)			(83)
Total comprehensive income						2,343
Stock-based compensation				815		815
Stock plans	403	3		1,598		1,601
Stock repurchase	(613)	(6)		(5,178)		(5,184)
Balances, June 30, 2007	8,142	$ 81	$ 869	$ 36,346	$ 16,509	$ 53,805
Comprehensive income (loss)						
Net income					995	995
Other comprehensive income						
Foreign currency translation adjustments			2,679			2,679
Hedging			(734)			(734)
Unrealized loss on investment			(582)			(582)
Total comprehensive income						2,358
Stock-based compensation				609		609
Stock plans	702	7		3,080		3,087
Balances, June 30, 2008	8,844	$ 88	$ 2,232	$ 40,035	$ 17,504	$ 59,859
Comprehensive income (loss)						
Net loss					(3,525)	(3,525)
Other comprehensive income						
Foreign currency translation adjustments			(2,076)			(2,076)
Hedging			(20)			(20)
Reversal of unrealized loss on investment			582			582
Total comprehensive (loss)						(5,039)
Stock-based compensation				693		693
Stock plans	29	1		186		187
Balances, June 30, 2009	8,873	$ 89	$ 718	$ 40,914	$ 13,979	$ 55,700

The notes to the consolidated financial statements are an integral part of these statements.

PERCEPTRON, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Operations

Perceptron, Inc. and its wholly-owned subsidiaries (collectively, the "Company") are involved in the design, development, manufacture, and marketing of information-based measurement and inspection solutions for process improvements primarily for the automotive industry. The Company also designs, develops and manufacturers visual inspection devices that are marketed primarily to professional trades people through marketing agreements with strategic partners.

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain expenses totaling $682,000 and $596,000 were reclassified from selling, general and administrative to cost of sales for fiscal 2008 and 2007, respectively to conform to the current period presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue related to products is recognized upon shipment when title and risk of loss has passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria have been successfully demonstrated. Revenue related to services is recognized upon completion of the service. The Company also has multiple element arrangements in its Automated Systems product line that may include purchase of equipment, labor support and/or training. Each element has value on a stand-alone basis. For multiple element arrangements, the Company defers from revenue recognition the greater of the fair value of any undelivered elements of the contract or the portion of the sales price of the contract that is not payable until the undelivered elements are completed. Delivered items are not contingent upon the delivery of any undelivered items nor do the delivered items include general rights of return. The Company's Automated Systems products are made to order systems that are designed and configured to meet each customer's specific requirements. The Company does not have price protection agreements or requirements to buy back inventory. The Company has virtually no history of returns.

Research and Development

Research and development costs, including software development costs, are expensed as incurred.

Foreign Currency

The financial statements of the Company's wholly-owned foreign subsidiaries have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, with the functional currency being the local currency in the foreign country. Under this standard, translation adjustments are accumulated in a separate component of shareholders' equity until disposal of the subsidiary. Gains and losses on foreign currency transactions are included in the consolidated statement of income under "Other Income and Expenses".

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Other obligations, such as stock options, are considered to be potentially dilutive common shares. Diluted EPS assumes the issuance of potential dilutive common shares outstanding during the period and adjusts for any changes in income and the repurchase of common shares that would have occurred from the assumed issuance, unless such effect is anti-dilutive. Effective with the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, ("SFAS 123R"), the calculation of diluted shares also takes into effect the average unrecognized non-cash stock-based compensation expense and additional adjustments for tax benefits related to non-cash stock-based compensation expense.

Options to purchase 982,000, 279,000, and 281,000 shares of common stock outstanding in the fiscal years ended June 30, 2009, 2008 and 2007, respectively, were not included in the computation of diluted EPS because the effect would have been anti-dilutive.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. Fair value approximates carrying value because of the short maturity of the cash equivalents. At June 30, 2009, the Company had $22.7 million in cash and cash equivalents of which $10.6 million was held in foreign bank accounts.

Accounts Receivable and Concentration of Credit Risk

The Company markets and sells its products principally to automotive manufacturers, line builders, system integrators, original equipment manufacturers ("OEMs") and value-added resellers. The Company's accounts receivable are principally from a small number of large customers. The Company performs ongoing credit evaluations of its customers. Accounts receivable are generally due within 30 to 60 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. Changes in the Company's allowance for doubtful accounts are as follows (in thousands):

	Beginning Balance	Costs and Expenses	Less Charge-offs	Ending Balance
Fiscal year ended June 30, 2009	$228	$ 486	$111	$603
Fiscal year ended June 30, 2008	$673	$(171)	$274	$228
Fiscal year ended June 30, 2007	$352	$ 400	$ 79	$673

Long and Short-term Investments

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities and SEC topics and guidance. Investments with a maturity of greater than three months to one year are classified as short-term investments. Investments with maturities beyond one year may be classified as short-term if the Company reasonably expects the investment to be realized in cash or sold or consumed during the normal operating cycle of the business. Investments available for sale are recorded at market value using the specific identification method. Investments expected to be held to maturity or until market conditions improve are measured at amortized cost in the statement of financial position if it is the Company's intent and ability to hold those securities long-term. Each balance sheet date, the Company evaluates its investments for possible other-than-temporary impairment which involves significant judgment. In making this judgment, management reviews factors such as the length of time and extent to which fair value has been below the cost basis, the anticipated recovery period, the financial condition of the issuer, the credit rating of the instrument and the Company's ability and intent to hold the investment for a period of time which may be sufficient for recovery of the cost basis. Any unrealized gains and losses on securities are reported as other comprehensive income as a separate component of shareholders' equity until realized or until a decline in fair value is determined to be other than temporary. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in the income statement. If market, industry, and/or investee conditions deteriorate, future impairments may be incurred.

At June 30, 2009, the Company had $1.2 million of short-term investments in certificate of deposit holdings.

At June 30, 2009, the Company holds long-term investments, with an original cost of $6.3 million, in preferred stock investments. During the quarter ended March 31, 2009, the Company's long-term investments in auction-rate securities totaling $6.3 million at cost were exchanged for preferred stock. The preferred shares now owned by the Company are preference shares that are not registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company estimated that the fair market value of these investments at June 30, 2009 was $2.2 million based on an independent valuation performed by an external independent valuation firm in conjunction with an internal discounted cash flow analysis. The fair market analysis considered the following key inputs, (i) the underlying structure of each security; (ii) the present value of the future principal and dividend payments discounted at rates considered to reflect current market conditions; and (iii) the time horizon that the market value of each security could return to its cost and be sold. Under Statement Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", such valuation assumptions are defined as Level 3 inputs.

The Company recorded an other-than-temporary impairment charge of $1.5 million pertaining to the preferred stock investments in the quarter ended March 31, 2009 based on the Company's assessment that it is likely that the fair value of these investments will not be fully recovered in the foreseeable future given the duration, severity, and continued declining trend of the fair value of these securities, as well as the uncertain financial condition and near-term prospects of the issuers. During the quarter ended December 31, 2007, the Company determined that one of its investments in auction rate securities had been other-than-temporarily impaired and based on fair values provided by the Company's broker, recorded a $2.6 million other-than-temporary decline in the market value of this investment. The following table summarizes the Company's long-term investments (in thousands):

	Cost	Unrealized Gains (Losses)	Estimated Fair Value
Long-Term Investments June 30, 2009			
Preferred Stock	$6,300	$4,108	$2,192
Long-Term Investments June 30, 2008			
Auction rate securities	$6,300	$3,196	$3,104

Inventory

Inventory is stated at the lower of cost or market. The cost of inventory is determined by the first-in, first-out ("FIFO") method. The Company provides a reserve for obsolescence to recognize the effects of engineering change orders, age and use of inventory that affect the value of the inventory. When the related inventory is disposed of, the obsolescence reserve is reduced. A detailed review of the inventory is performed annually with quarterly updates for known changes that have occurred since the annual review.

During fiscal 2009, the Company conducted a global inventory review to consolidate inventory management and levels for its Automated Systems and its ScanWorks® products. As a result of this review, the Company recorded a charge of $1.1 million in fiscal 2009 for obsolete and excess inventory compared to a charge of $453,000 in fiscal 2008. The increase in finished goods inventory in fiscal 2009 related to the Company's commercial products that were no longer on backorder status. Inventory, net of reserves of $646,000 and $1,304,000 at June 30, 2009 and June 30, 2008, respectively, is comprised of the following (in thousands):

	At June 30,	
	2009	2008
Component parts	$ 2,651	$2,831
Work in process	90	227
Finished goods	7,264	5,227
Total	$10,005	$8,285

Changes in the Company's reserves for obsolescence are as follows (in thousands):

	Beginning Balance	Costs and Expenses	Less Charge-offs	Ending Balance
Fiscal year ended June 30, 2009	$1,304	$1,075	$1,733	$ 646
Fiscal year ended June 30, 2008	911	453	60	1,304
Fiscal year ended June 30, 2007	554	421	64	911

Property and Equipment

Property and equipment are recorded at cost. Depreciation related to machinery and equipment and furniture and fixtures is primarily computed on a straight-line basis over estimated useful lives ranging from 3 to 13 years. Depreciation on buildings is computed on a straight-line basis over 40 years.

When assets are retired, the costs of such assets and related accumulated depreciation or amortization are eliminated from the respective accounts, and the resulting gain or loss is reflected in the consolidated statement of income.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and the effects of operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will either expire before the Company is able to realize their benefit, or future deductibility is uncertain.

Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash, short-term and long-term investments, accounts receivable, accounts payable, forward exchange contracts and amounts due to banks or other lenders, approximate their fair values at June 30, 2009 and 2008. Fair values have been determined through information obtained from market sources and management estimates.

In the normal course of business, the Company may employ forward exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. Forward contracts for forecasted transactions are designated as cash flow hedges and recorded as assets or liabilities on the balance sheet at their fair value. Changes in the contract's fair value are recognized in accumulated other comprehensive income until they are recognized in earnings at the time the forecasted transaction occurs. If the forecasted transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. For forward exchange contracts designated as hedging the net assets of the Company's foreign subsidiaries, changes in the contract's fair value are offset against the translation reflected in shareholders' equity to the extent effective. The Company does not enter into any derivative transactions for speculative purposes.

Effective July 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Financial instruments held by the Company at June 30, 2009 include investments classified as held for sale, certificate of deposits and money market funds.

SFAS No. 157 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company's own assumptions of market participant valuation (unobservable inputs). These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

- Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable and reflect management's estimates and assumptions.

SFAS No. 157 requires the use of observable market data if such data is available without undue cost and effort.

The following table presents the Company's investments at June 30, 2009 that are measured and recorded at fair value on a recurring basis consistent with the fair value hierarchy provisions of SFAS No. 157.

(in thousands)	June 30, 2009	Level 1	Level 2	Level 3
Long Term Investments	2,192	-	-	$2,192

The following table presents the changes in the Company's assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in SFAS No. 157 for fiscal year 2009 and 2008. The Company's Level 3 investments consist of preferred stock investments (see Note 1 – "Summary of Significant Accounting Policies – Long and Short-term Investments").

(in thousands)	**Level 3 Assets**
Balance at June 30, 2008	$ 3,104
Other-than-temporary impairment charges	(1,494)
Reversal of temporary impairment charges	582
Balance at June 30, 2009	$ 2,192

(in thousands)	**Level 3 Assets**
Balance at June 30, 2007	$ 6,300
Other-than-temporary impairment charges	(2,614)
Temporary impairment charges	(582)
Balance at June 30, 2008	$ 3,104

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Warranty

Automated Systems products generally carry a two or three-year warranty for parts and a one-year warranty for labor and travel related to warranty. Product sales to the forest products industry carry a three-year warranty for TriCam® sensors. Sales of ScanWorks® and ScanWorks® ToolKit have a one-year warranty for parts; sales of NCA products have a two-year warranty for parts; sales of the Company's commercial products have either a two or three-year warranty for parts and labor. The Company provides a reserve for warranty based on its experience and knowledge. Because the Company has limited historical claims experience in its line of commercial products, the Company provides for estimated warranty expenses at the time the new commercial products are sold to its customers based on knowledge of the industry in which the product is sold and actual experience with previous commercial products. Factors affecting the Company's warranty liability include the number of units sold or in service and historical and anticipated rates of claims and cost per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors. If a special circumstance arises requiring a higher level of warranty, the Company would make a special warranty provision commensurate with the facts.

(in thousands)	Beginning Balance	Costs and Expenses	Less Charge-offs	Ending Balance
Fiscal year ended June 30, 2009	$480	$453	$632	$301
Fiscal year ended June 30, 2008	$263	$723	$506	$480
Fiscal year ended June 30, 2007	$200	$449	$386	$263

Advertising Expense

The Company charges advertising expense in the period incurred. As of June 30, 2009, 2008, and 2007, advertising expense was $442,000, $623,000, and $290,000, respectively.

Self–Insurance

The Company is self-insured for health, vision and short term disability costs up to a certain stop loss level per claim and on an aggregate basis of a percentage of estimated annual costs. The estimated liability is based upon review by management and an independent insurance consultant of claims filed and claims incurred but not reported.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162" ("SFAS 168"). This standard establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative U.S. GAAP, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature. The Codification does not change current U.S. GAAP, but will significantly restructure the guidance into a topics-based structure. The Codification is effective for interim and annual periods ending on or after September 15, 2009. The Company does not expect this standard to have an impact on our consolidated results of operations or financial condition.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"), which establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual financial statements ending after June 15, 2009. The adoption of SFAS 165 did not have a material impact on our consolidated results of operations, financial condition or financial disclosures.

In April 2009, the FASB issued FASB Staff Position ("FSP") No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4"), which provides guidance on determining fair value when there is no active market or where the price inputs being used represent distressed sales. FSP No. 157-4 is effective for interim and annual periods ending after June 15, 2009. The adoption of FSP 157-4 did not have a material impact on our consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP SFAS No. 115-2 and SFAS No. 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", ("FSP SFAS 115-2 and SFAS 124-2") which provides operational guidance for determining other-than-temporary impairments for debt securities. FSP SFAS 115-2 and SFAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption of FSP SFAS 115-2 and SFAS 124-2 did not have a material impact on our consolidated results of operations or financial condition.

In April 2009, the FASB issued FSP SFAS 107-1 and APB 28-1, Interim Disclosures About Fair Value of Financial Instruments ("FSP FAS 107-1 and APB 28-1"). FSP SFAS 107-1 and APB 28-1 extend the disclosure requirements of FASB SFAS No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS 107"), to interim financial statements of publicly traded companies as defined in APB Opinion No. 28, Interim Financial Reporting. SFAS 107 requires disclosures of the fair value of all financial instruments (recognized or unrecognized), except for those specifically listed in paragraph 8 of SFAS 107, when practicable to do so. These fair value disclosures must be presented together with the carrying amount of the financial instruments in a manner that clearly distinguishes between assets and liabilities and indicates how the carrying amounts relate to amounts reported on the balance sheet. An entity must also disclose the method(s) and significant assumptions used to estimate the fair value of financial instruments. FSP FAS 107-1 and APB 28-1 are effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FSP FAS 107-1 and APB 28-1 did not have a material impact on our consolidated results of operations or financial condition.

On October 10, 2008, the FASB issued FSP No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active" ("FSP 157-3"). FSP 157-3 clarifies the application of FAS 157 in a market that is not active and provides factors to take into consideration when determining the fair value of an asset in an inactive market. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP 157-3 did not have a material impact on our financial statements.

2. Leases

The Company leases building space, office equipment and motor vehicles under operating leases. Lease terms generally cover periods from two to five years and may contain renewal options. The following is a summary, as of June 30, 2009, of the future minimum annual lease payments required under the Company's operating leases having initial or remaining non-cancelable terms in excess of one year (in thousands):

Year	Minimum Rentals
2010	$ 969
2011	707
2012	243
2013	34
2014 and beyond	4
Total minimum lease payments	$1,957

Rental expenses for operating leases in the fiscal years ended June 30, 2009, 2008 and 2007 were $1,256,000, $1,278,000 and $1,121,000, respectively.

3. Credit Facilities

The Company had no debt outstanding at June 30, 2009 and June 30, 2008.

The Company has a $6.0 million secured Credit Agreement with Comerica Bank, which expires on November 1, 2010. Proceeds under the Credit Agreement may be used for working capital and capital expenditures. The security for the loan is substantially all non-real estate assets of the Company held in the United States. Borrowings are designated as a Eurodollar-based Advance or as a Prime-based Advance if the Eurodollar-based Advance is not available. Interest on Eurodollar-based Advances is calculated currently at 1.88% above the Eurodollar Rate offered at the time and for the period chosen and is payable on the last day of the applicable period. The Company may not select a Prime-based rate for Advances except during any period of time during which the Eurodollar-based rate is not available as the applicable interest rate. Interest on Prime-based Advances is payable on the first business day of each month commencing on the first business day following the month during which such Advance is made and at maturity and is calculated daily, currently at the greater of 1/4% above prime rate or 1% above the Federal Funds Rate. Quarterly, the Company pays a commitment fee of .075% per annum on the daily unused portion of the Credit Agreement. The Credit Agreement prohibits the Company from paying dividends. In addition, the Credit Agreement requires the Company to maintain a Tangible Net Worth, as defined in the Credit Agreement, of not less than $42.2 million as of June 30, 2009 and to have no advances outstanding for 30 consecutive days each calendar year.

At June 30, 2009, the Company's German subsidiary (GmbH) had an unsecured credit facility totaling 300,000 Euros (equivalent to $422,000 at June 30, 2009). The facility may be used to finance working capital needs and equipment purchases or capital leases. Any borrowings for working capital needs will bear interest at 9.0% on the first 100,000 Euros of borrowings and 2.0% for borrowings over 100,000 Euros. The German credit facility is cancelable at any time by either GmbH or the bank and any amounts then outstanding would become immediately due and payable. At June 30, 2009, GmbH had no borrowings outstanding.

4. Foreign Exchange Contracts

The Company may use, from time to time, a limited hedging program to minimize the impact of foreign currency fluctuations. These transactions involve the use of forward contracts, typically mature within one year and are designed to hedge anticipated foreign currency transactions. The Company may use forward exchange contracts to hedge the net assets of certain of its foreign subsidiaries to offset the translation and economic exposures related to the Company's investment in these subsidiaries.

At June 30, 2009, the Company had no forward exchange contracts outstanding. During the fiscal year ended June 30, 2009, the Company recognized a loss of approximately $20,000 in other comprehensive income (loss) for the unrealized and realized change in value of the forward exchange contracts that matured on July 1, 2008. The objective of the hedge transactions was to protect designated portions of the Company's net investment in its foreign subsidiary against adverse changes in the Euro/U.S. Dollar exchange rate. The Company assesses hedge effectiveness based on overall changes in fair value of the forward contract. Since the critical risks of the forward contract and the net investment coincide, the forward contracts were effective. The accounting for the hedges is consistent with translation adjustments where any gains and losses are recorded to other comprehensive income.

At June 30, 2008 and 2007, the Company had approximately $7.6 million and $6.7 million, respectively, of forward exchange contracts between the United States Dollar and the Euro with weighted average settlement prices of 1.52 and 1.34 Euro to each United States Dollar, respectively. The Company recognized a loss of $735,000 and $83,000, respectively in other comprehensive income (loss) for the unrealized change in value of forward exchange contracts during the fiscal years ended June 30, 2008 and June 30, 2007, respectively.

5. Information About Major Customers

The Company has two segments: Automated Systems and Technology Products.

The Company's principal customers for its Automated Systems products have historically been automotive companies that the Company either sells to directly or through manufacturing line builders, system integrators or OEMs. The Company's Automated Systems products are typically purchased for installation in connection with new model retooling programs undertaken by these companies. Because sales are dependent on the timing of customers' re-tooling programs, sales by customer vary significantly from year to year, as do the Company's largest customers. For the fiscal year ended June 30, 2009, approximately 25% of total net sales were derived from the Company's four largest automotive customers (Volkswagen Group, General Motors, Ford Motor, and BMW). For the fiscal year ended June 30, 2008 approximately 26% of total net sales were derived from the Company's four largest automotive customers (General Motors, Volkswagen Group, Chrysler, and BMW). For the fiscal year ended June 30, 2007, approximately 31%, of total net sales were derived from the Company's four largest automotive customers (Volkswagen Group, General Motors, DaimlerChrysler and BMW). The Company also sells to system integrators or OEMs, who in turn sell to these same automotive companies. For the fiscal year ended June 30, 2009, 2008 and 2007, approximately 8%, 7% and 12%, respectively, of net sales were to manufacturing line builders, system integrators and OEMs for the benefit of the same four automotive companies. These numbers reflect consolidations that have occurred within the Company's four largest automotive customers. During the fiscal year ended June 30, 2009, direct sales to Volkswagen Group accounted for approximately 15.3% of the Company's total net sales. At June 30, 2009, accounts receivable from Volkswagen Group totaled approximately $2.0 million.

The Company sells its Technology Products to a variety of markets through OEMs, system integrators and VARs. These Technology Products target the digitizing, reverse engineering and inspection markets. The Company's commercial products are currently sold to Snap-on and Ridge Tool for distribution through their wholesale and retail distribution networks. During the fiscal year ended June 30, 2009, sales to Snap-on and Ridge Tool were 19.6% and 18.1%, respectively, of the Company's total net sales. At June 30, 2009, accounts receivable from Snap-on and Ridge Tool totaled approximately $1.3 million and $473,000, respectively.

6. Contingencies

Management is currently unaware of any significant pending litigation affecting the Company, other than the matters set forth below.

The Company is a party to a suit filed by Industries GDS, Inc., Bois Granval GDS Inc., and Centre de Preparation GDS, Inc. (collectively, "GDS") on or about November 21, 2002 in the Superior Court of the Judicial District of Quebec, Canada against the Company, Carbotech, Inc. ("Carbotech"), and U.S. Natural Resources, Inc. ("USNR"), among others. The suit alleges that the Company breached its contractual and warranty obligations as a manufacturer in connection with the sale and installation of three systems for trimming and edging wood products. The suit also alleges that Carbotech breached its contractual obligations in connection with the sale of equipment and the installation of two trimmer lines, of which the Company's systems were a part, and that USNR, which acquired substantially all of the assets of the Forest Products business unit from the Company, was liable for GDS' damages. USNR has sought indemnification from the Company under the terms of existing contracts between the Company and USNR. GDS seeks compensatory damages against the Company, Carbotech and USNR of approximately $5.8 million using a June 30, 2009 exchange rate. GDS and Carbotech filed and subsequently emerged from bankruptcy protection in Canada. The Company intends to vigorously defend against GDS' claims.

The Company may, from time to time, be subject to other claims and suits in the ordinary course of its business.

To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Since the outcome of claims and litigation is subject to significant uncertainty, changes in these factors could materially impact the Company's financial position or results of operations.

7. 401(k) Plan

The Company has a 401(k) tax deferred savings plan that covers all eligible employees. The Company may make discretionary contributions to the plan. The Company's contributions during the fiscal years ended June 30, 2009, 2008 and 2007, were $387,000, $541,000 and $539,000, respectively.

8. Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan for all employees meeting certain eligibility criteria. Under the Plan, eligible employees may purchase shares of the Company's common stock at 85% of its market value at the beginning of the six-month election period. Purchases are limited to 10% of an employee's eligible compensation and the shares purchased are restricted from being sold for one year from the purchase date. At June 30, 2009, 114,738 shares remained available under the Plan. No shares were issued to employees during fiscal year 2009. During fiscal years 2008 and 2007, 10,429 and 12,401 shares, respectively, were issued to employees. The average purchase price per share was $7.78 and $6.41 in fiscal years 2008 and 2007, respectively. During fiscal years 2009, 2008 and 2007, the Company recorded non-cash stock based compensation expense of $8,000, $14,000 and $30,000, respectively, related to this plan.

9. Stock Based Compensation

The Company uses the Black-Scholes model for determining stock option valuations. The Black-Scholes model requires subjective assumptions, including future stock price volatility and expected time to exercise, which affect the calculated values. The expected term of option exercises is derived from historical data regarding employee exercises and post-vesting employment termination behavior. The risk-free rate of return is based on published U.S. Treasury rates in effect for the corresponding expected term. The expected volatility is based on historical volatility of the Company's stock price. These factors could change in the future, which would affect the stock-based compensation expense in future periods.

The Company recognized operating expense for non-cash stock-based compensation costs in the amount of $693,000, $609,000 and $815,000 for the fiscal years ended June 30, 2009, 2008 and 2007, respectively. This had the effect of decreasing net income by $461,000, or $0.05 per diluted share for the fiscal year ended June 30, 2009, $446,000 or $0.05 per diluted share for fiscal year 2008 and $647,000 or $0.07 per diluted share for fiscal year 2007. As of June 30, 2009, the total remaining unrecognized compensation cost related to non-vested stock options amounted to $1.1 million. The Company expects to recognize this cost over a weighted average vesting period of 2.61 years.

The Company received $59,000 in cash from option exercises under all share-based payment arrangements for the twelve months ended June 30, 2009. The actual tax benefit realized, that related to tax deductions for non-qualified options exercised and disqualifying dispositions under all share-based payment arrangements, totaled approximately, $16,000 for fiscal 2009.

The Company maintains a 1992 Stock Option Plan ("1992 Plan") and 1998 Global Team Member Stock Option Plan ("1998 Plan") covering substantially all company employees and certain other key persons and a Directors Stock Option Plan ("Directors Plan") covering all non-employee directors. During fiscal 2005, shareholders approved a new 2004 Stock Incentive Plan that replaced the 1992 and Directors Plans as to future grants. No further grants are permitted to be made under the terms of the 1998 Plan. Options previously granted under the 1992, Directors and 1998 Plans will continue to be maintained until all options are exercised, cancelled or expire. The 2004, 1992 and Directors Plans are administered by a committee of the Board of Directors, the Management Development, Compensation and Stock Option Committee. The 1998 Plan is administered by the President of the Company.

Awards under the 2004 Stock Incentive Plan may be in the form of stock options, stock appreciation rights, restricted stock or restricted stock units, performance share awards, director stock purchase rights and deferred stock units, or any combination thereof. The terms of the awards will be determined by the Management Development, Compensation and Stock Option Committee, except as otherwise specified in the 2004 Stock Incentive Plan. As of June 30, 2009, the Company has only issued awards in the form of stock options. Options outstanding under the 2004 Stock Incentive Plan and the 1992 and 1998 Plans generally become exercisable at 25% per year beginning one year after the date of grant and expire ten years after the date of grant. Options outstanding under the Directors Plan are either an initial option or an annual option. Prior to December 7, 2004, initial options of 15,000 shares were granted as of the date the non-employee director was first elected to the Board of Directors and became exercisable in full on the first anniversary of the date of grant. Prior to December 7, 2004, annual options of 3,000 shares were granted as of the date of the respective annual meeting to each non-employee director serving at least six months prior to the annual meeting and become exercisable in three annual increments of 33 1/3% after the date of grant. Options under the Directors Plan expire ten years from the date of grant. Option prices for options granted under these plans must not be less than fair market value of the Company's stock on the date of grant.

Activity under these Plans is shown in the following tables:

	Fiscal Year 2009			Fiscal Year 2008		
Shares subject to option	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value[1] ($000)	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value[1] ($000)
Outstanding at beginning of period	1,291,037	$6.87		1,834,959	$6.53	
New Grants (based on fair value of common stock at dates of grant)	243,100	$3.07		282,000	$9.85	
Exercised	(13,680)	$5.19		(664,385)	$4.30	
Expired	(53,477)	$5.27		(104,865)	$24.60	
Forfeited	(31,388)	$7.79		(56,672)	$7.83	
Outstanding at end of period	1,435,592	$6.30	$427	1,291,037	$6.87	$2,746
Exercisable at end of period	821,008	$5.99	$324	662,144	$5.08	$2,433

	Fiscal Year 2007		
Shares subject to option	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value[1] ($000)
Outstanding at beginning of period	1,985,447	$6.13	
New Grants (based on fair value of common stock at dates of grant)	334,070	$8.55	
Exercised	(390,325)	$3.62	
Expired	(49,993)	$26.67	
Forfeited	(44,240)	$6.78	
Outstanding at end of period	1,834,959	$6.53	$7,734
Exercisable at end of period	1,181,415	$5.92	$6,260

(1) The intrinsic value of a stock option is the amount by which the current market value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of stock options exercised during the fiscal years ended June 30, 2009, 2008 and 2007, were $16,000, $2,710,000 and $1,025,000, respectively. The total fair value of shares vested during the fiscal years ended June 30, 2009, 2008 and 2007, were $820,000, $919,000 and $843,000, respectively.

The estimated fair value as of the date options were granted during the periods presented using the Black-Scholes option-pricing model, was as follows:

	2009	2008	2007
Weighted Average Estimated Fair Value Per Share Of Options Granted During The Period	$1.15	$3.53	$3.08
Assumptions:			
Amortized Dividend Yield	-	-	-
Common Stock Price Volatility	39.86%	32.93%	31.42%
Risk Free Rate Of Return	1.93%	3.90%	4.68%
Expected Option Term (in years)	5	5	5

The following table summarizes information about stock options at June 30, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 1.24 to $ 3.31	365,479	5.55	$ 2.27	203,879	$ 1.85
3.43 to 6.97	405,299	5.05	$ 5.70	304,588	$ 6.22
6.98 to 8.81	440,314	7.24	$ 8.23	217,291	$ 7.96
8.92 to 14.03	224,500	6.99	$10.14	95,250	$ 9.64
$ 1.24 to $14.03	1,435,592	6.15	$ 6.30	821,008	$ 5.99

At June 30, 2009, options covering 145,158 shares were available for future grants under the 2004 Plan.

10. Income Taxes

Income (loss) from continuing operations before income taxes for U.S. and foreign operations was as follows (in thousands):

	2009	2008	2007
U.S.	$(2,242)	$ (388)	$ 679
Foreign	(3,318)	1,122	2,067
Total	$(5,560)	$ 734	$2,746

The income tax (provision) benefit reflected in the statement of income consists of the following (in thousands):

	2009	2008	2007
Current provision (benefit):			
U.S. Federal & State	$ (14)	$ (21)	$ 193
Foreign	(452)	(629)	(1,406)
Deferred taxes			
U.S.	1,222	811	(307)
Foreign	1,279	100	233
Total provision (benefit)	$2,035	$ 261	$(1,287)

The Company's deferred tax assets are substantially represented by the tax benefit of net operating losses, tax credit carry-forwards and the tax benefit of future deductions represented by timing differences for unrealized losses on investments, allowances for bad debts, warranty expenses, deferred revenue and inventory obsolescence. The Company established in fiscal 2002 a valuation allowance for tax credit carry-forwards and other items where it was more likely than not that these items would expire or not be deductible before the Company was able to realize their benefit. In the fourth quarter of fiscal 2008, the Company recognized a $619,000 tax benefit from the reduction of a portion of the Company's tax valuation allowance related to tax credits that the Company continues to believe are more likely than not to be realized based on the continued and expected future taxable income of the Company. Mitigating the decrease in fiscal 2008 was an increase in the valuation allowance for net operating loss carry-forwards related to some of the Company's foreign operations where the Company believed it was more likely than not that the tax benefits would not be fully utilized in the next few years. The Company continues to have a valuation allowance for tax credit carry-forwards in the United States that it still expects will more likely than not expire prior to the tax benefit being realized. The Company also has a valuation allowance for net operating loss carry-forwards for some of its foreign operations. The components of deferred tax assets were as follows (in thousands):

	2009	2008	2007
Benefit of net operating losses	$ 6,657	$ 4,130	$ 4,803
Tax credit carry-forwards	4,125	3,842	3,780
Other, principally reserves	2,381	2,629	1,015
Deferred tax asset	13,163	10,601	9,598
Valuation allowance	(2,970)	(2,920)	(3,206)
Net deferred tax asset	$10,193	$ 7,681	$ 6,392
Rate reconciliation:			
Provision at U.S. statutory rate	34.0 %	34.0 %	34.0 %
Net effect of taxes on foreign activities	(3.6)%	(12.1)%	11.1 %
Tax effect of U.S. permanent differences	3.9 %	(4.4)%	5.4 %
State taxes and other, net	0.1 %	1.8 %	0.4 %
Adjustment of federal/foreign income taxes related to prior years	1.3 %	(15.9)%	(13.0)%
Valuation allowance	0.9 %	(39.0)%	9.0 %
Effective tax rate	36.6 %	(35.6)%	46.9 %

No provision was made with respect to earnings as of June 30, 2009 that have been retained for use by foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liability for the undistributed foreign earnings. At June 30, 2009, the Company had net operating loss carry-forwards for Federal income tax purposes of $17.5 million that expire in the years 2021 through 2029 and tax credit carry-forwards of $4.1 million of which $3.8 million expire in the years 2010 through 2028. Included in the Federal net operating loss carry-forward is $6.0 million from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as an increase to additional paid-in-capital rather than a reduction of the income tax provision. The net change in the total valuation allowance for the years ended June 30, 2009, 2008 and 2007 was an increase of $50,000, a decrease of $286,000 and an increase of $247,000, respectively.

On June 30, 2009, the Company had $1.7 million of unrecognized tax benefits, of which $954,000 would affect the effective tax rate if recognized. As of June 30, 2008, the Company had $1.6 million of unrecognized tax benefits, of which $882,000 would affect the effective tax rate if recognized. The Company's policy is to classify interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively. As of June 30, 2008 there was no accrued interest or penalties related to uncertain tax positions recorded on the Company's financial statements. For U.S. Federal income tax purposes, the tax years 2005 – 2008 remain open to examination by government tax authorities. For German income tax purposes, the 2008 and 2009 tax years remain open to examination by government tax authorities.

The aggregate changes in the balance of unrecognized tax benefits were as follows (in thousands):

Year End June 30,	2009
Balance, beginning of year	$1,647
Increases for tax positions related to the current year	72
Balance, year end	$1,719

11. Segment and Geographic Information

The Company's business is organized into two operating segments, Automated Systems and Technology Products. The Company's reportable segments are strategic business units that have separate management teams focused on different marketing strategies. The Automated Systems segment primarily sells its products to automotive companies directly or through manufacturing line builders, system integrators or original equipment manufacturers ("OEMs"). The Company's Automated Systems products are primarily custom-designed systems typically purchased for installation in connection with new model retooling programs. The Automated Systems segment includes value added services that relate to Automated Systems products. The Technology Products segment sells its products to a variety of markets through OEMs, system integrators, value-added resellers and distributors. The Company's Technology Products target the digitizing, reverse engineering and inspection markets and include products that are sold as whole components ready for use.

The accounting policies of the segments are the same as those described in the summary of significant policies. The Company evaluates performance based on operating income, excluding unusual items. Company-wide costs are allocated between segments based on revenues and/or labor as deemed appropriate.

Reportable Segments ($000)	Automated Systems	Technology Products	Consolidated
Twelve months ended June 30, 2009			
Net sales	$ 30,124	$ 31,412	$ 61,536
Operating income (loss)	(6,665)	1,820	(4,845)
Assets, net	26,698	38,661	65,359
Accumulated depreciation and amortization	10,388	3,375	13,763
Twelve months ended June 30, 2008			
Net sales	$ 39,085	$ 33,427	$ 72,512
Operating income (loss)	(1,140)	3,120	1,980
Assets, net	38,691	36,502	75,193
Accumulated depreciation and amortization	9,517	3,890	13,407
Twelve months ended June 30, 2007			
Net sales	$ 42,309	$ 19,943	$ 62,252
Operating income	1,007	846	1,853
Assets, net	40,885	25,336	66,221
Accumulated depreciation and amortization	9,652	2,360	12,012

The Company primarily accounts for geographic sales based on the country from which the sale is invoiced rather than the country to which the product is shipped. The Company operates in three primary geographic areas: The Americas (substantially all of which is the United States, with immaterial net sales in Brazil), Europe, and Asia.

Geographical Regions ($000)	Americas	Europe[1]	Asia	Consolidated
Twelve months ended June 30, 2009				
Net sales	$ 38,846	$ 19,284	$ 3,406	$ 61,536
Long-lived assets, net	8,112	402	215	8,729
Twelve months ended June 30, 2008				
Net sales	$ 43,308	$ 24,170	$ 5,034	$ 72,512
Long-lived assets, net	9,674	500	191	10,365
Twelve months ended June 30, 2007				
Net sales	$ 33,086	$ 26,772	$ 2,394	$ 62,252
Long-lived assets, net	6,438	513	106	7,057

[1] The Company's German subsidiary had net external sales of $19.3 million, $24.2 million and $26.8 million in the fiscal years ended June 30, 2009, 2008 and 2007, respectively. Long-lived assets of the Company's German subsidiary were $383,000, $468,000 and $478,000 as of June 30, 2009, 2008 and 2007, respectively.

12. Accrued Compensation

Included in accrued compensation are certain costs related to the January 21, 2008 Employment and Amended and Restated Severance Agreement (the "Employment Agreement") entered into between the Company and Alfred A. Pease, former President and Chief Executive Officer in connection with his retirement. Pursuant to the Employment Agreement, Mr. Pease received his base salary through June 30, 2009, supplemental compensation based upon the number of days that he provided services to the Company following his retirement, health benefits until he becomes eligible for Medicare coverage and welfare benefits and certain other benefits during the salary continuation period. During the third quarter of fiscal 2008, the Company accrued an expense of approximately $600,000, representing certain of the amounts due to Mr. Pease pursuant to the Employment Agreement. As of June 30, 2009, approximately $26,000 of this accrual remains in accrued compensation on the balance sheet. In addition, the Company has accrued approximately $100,000 related to supplemental compensation due Mr. Pease for services rendered during the six-month period ended June 30, 2009.

13. Restructuring

During the quarter ended March 31, 2009, the Company implemented a significant cost reduction plan primarily for its Automated Systems business. The cost reduction actions were taken in response to recent, negative trends in the automotive market and their effect on the Company's business. The actions did not affect the commercial products portion of the Company's business. Most of the cost reduction actions took place in North America with a smaller amount in Europe. The actions included reducing personnel, benefits, contract services and other related expenses that are expected to decrease annual costs by approximately $4.7 million in fiscal 2010. The foregoing statement is a "forward-looking statement" within the meaning of the Securities Act of 1934, as amended. Actual results could differ materially from those in the forward-looking statements due to a number of uncertainties, including those described under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Safe Harbor Statement", below, and Item 1A, "Risk Factors". During the quarter ended March 31, 2009, the Company recorded a restructuring charge of approximately $1.0 million related to severance and other related costs. At June 30, 2009, approximately $937,000 had been paid, leaving a balance of approximately $63,000.

14. Subsequent Events

The Company has evaluated subsequent events through the date that the consolidated financial statements were issued. No events have taken place that meet the definition of a subsequent event that requires disclosure in this filing.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A(T): CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (the "1934 Act"). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of June 30, 2009, the Company's disclosure controls and procedures were effective. Rule 13a-15(e) of the 1934 Act defines "disclosure controls and procedures" as controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Report Of Management On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use, or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of June 30, 2009.

This Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Form 10-K.

Changes In Internal Control Over Financial Reporting

There have been no changes in the Company's internal control over financial reporting during the quarter ended June 30, 2009 identified in connection with the Company's evaluation that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information contained under the captions "Matters to Come before the Meeting – Proposal 1: Election of Directors", "Corporate Governance", "Executive Officers", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance – Code of Ethics" of the registrant's proxy statement for 2009 Annual Meeting of Shareholders (the "Proxy Statement") is incorporated herein by reference.

The information required by Part III, Item 10 with respect to the Company's nominating committee, audit committee and the audit committee's financial expert is set forth in the Proxy Statement under the captions "Corporate Governance – Audit Committee", "Corporate Governance – Nominating and Corporate Governance Committee" and "Corporate Governance – Audit Committee Report", which paragraphs are incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's directors, executive and financial officers and employees. The Code of Business Conduct and Ethics has been posted to the Company's website at www.perceptron.com in the Company section under "Financials" and is available free of charge through the Company's website. The Company will post information regarding any amendment to, or waiver from, the Company's Code of Business Conduct and Ethics for executive and financial officers and directors on the Company's website in the Company section under "Financials".

ITEM 11: EXECUTIVE COMPENSATION

The information contained under the captions "Matters to Come before the Meeting – Proposal 1: Election of Directors – Director Compensation for 2009", "Matters to Come before the Meeting – Proposal 1: Election of Directors – Standard Director Compensation Arrangements" and "Compensation of Executive Officers" of the Proxy Statement is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the captions "Share Ownership of Management and Certain Shareholders – Principal Shareholders" and "Share Ownership of Management and Certain Shareholders – Beneficial Ownership by Directors and Executive Officers" of the Proxy Statement is incorporated herein by reference.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of June 30, 2009, including the 2004 Stock Incentive Plan, the 1992 Stock Option Plan, the Directors Stock Option Plan, the 1998 Global Team Member Stock Option Plan, and the Employee Stock Purchase Plan (together, the "Plans"):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders:			
2004 Stock Incentive Plan	755,425 [(1)]	$7.10	145,158
1992 Stock Option Plan	183,700 [(2)]	$4.05	-
Directors Stock Option Plan	117,000 [(2)]	$4.48	-
Employee Stock Purchase Plan	7,788 [(3)]	$2.75	106,950
Total of equity compensation plans approved by shareholders	1,063,913	$6.25	252,108
Equity compensation plans not approved by shareholders: 1998 Global Team Member Stock Option Plan	379,313 [(4)]	$6.35	-
Total:	1,443,226	$6.28	252,108

(1) Awards under the 2004 Stock Incentive Plan may be in the form of stock options, stock appreciation rights, restricted stock or restricted stock units, performance share awards, director stock purchase rights and deferred stock units; or any combination thereof.

(2) The 2004 Stock Incentive Plan replaced the 1992 Stock Option Plan and Directors Stock Option Plan effective December 7, 2004. Further grants under these plans have been cancelled.

(3) Does not include an undeterminable number of shares subject to a payroll deduction election under the Employee Stock Purchase Plan for the period from July 1, 2009 until December 31, 2009, which will not be issued until January 2010.

(4) The 1998 Global Team Member Stock Option Plan expired on February 25, 2008. No further grants under this plan will be made.

1998 Global Team Member Stock Option Plan

On February 26, 1998, the Company's Board approved the 1998 Global Team Member Stock Option Plan (the "1998 Plan"), pursuant to which non-qualified stock options may be granted to employees who are not officers or directors or subject to Section 16 of the Exchange Act. The 1998 Plan has been amended by the Board on several occasions thereafter. The 1998 Plan expired on February 25, 2008. No further grants under this plan will be made. The expiration of the 1998 Plan does not affect any awards previously granted under the 1998 Plan.

The purpose of the 1998 Plan is to promote the Company's success by linking the personal interests of non-executive employees to those of the Company's shareholders and by providing participants with an incentive for outstanding performance. The 1998 Plan authorizes the granting of non-qualified stock options only. The President of the Company administers the 1998 Plan and had the power to set the terms of any grants under the 1998 Plan. The exercise price of an option could not be less than the fair market value of the underlying stock on the date of grant and no option has a term of more than ten years. All of the options that are currently outstanding under the 1998 Plan become exercisable ratably over a four-year period beginning at the grant date and expire ten years from the date of grant. If, for any reason, an option lapses, expires or terminates without having been exercised in full, the unpurchased shares covered thereby are again available for grants of options under the 1998 Plan. In addition, if the option is exercised by delivery to the Company of shares previously acquired pursuant to options granted under the 1998 Plan, then shares of Common Stock delivered in payment of the exercise price of an option will again be available for grants of options under the 1998 Plan.

The exercise price is payable in full in cash at the time of exercise; or in shares of Common Stock, (but generally, only if such shares have been owned for at least six months or, if they have not been owned by the optionee for at least six months, the optionee then owns, and has owned for at least six months, at least an equal number of shares of Common Stock as the option shares being delivered); or the exercise price may be paid by delivery to the Company of a properly executed exercise notice, together with irrevocable instructions to the participant's broker to deliver to the Company sufficient cash to pay the exercise price and any applicable income and employment withholding taxes, in accordance with a written agreement between the Company and the brokerage firm ("cashless exercise" procedure).

Generally, if the employment by the Company of any optionee who is an employee terminates for any reason, other than by death or total and permanent disability, any option which the optionee is entitled to exercise on the date of employment termination may be exercised by the optionee at any time on or before the earlier of the expiration date of the option or three months after the date of employment termination, but only to the extent of the accrued right to purchase at the date of such termination. In addition, the President of the Company has the discretionary power to extend the date to exercise beyond three months after the date of employment termination. If the employment of any optionee who is an employee is terminated because of total and permanent disability, the option may be exercised by the optionee at any time on or before the earlier of the expiration date of the option or one year after the date of termination of employment, but only to the extent of the accrued right to purchase at the date of such termination. If any optionee dies while employed by the Company and, if at the date of death, the optionee is entitled to exercise an option, such option may be exercised by any person who acquires the option by bequest or inheritance or by reason of the death of the optionee, or by the executor or administrator of the estate of the optionee, at any time before the earlier of the expiration date of the option or one year after the date of death of the optionee, but only to the extent of the accrued right to purchase at the date of death.

The 1998 Plan provides for acceleration of vesting of awards in the event of a change in control of the Company. See "Compensation of Executive Officers – Potential Payments Upon Termination or Change in Control" of the Proxy Statement for a definition of change in control. The Board may amend or terminate the 1998 Plan at any time without shareholder approval, but no amendment or termination of the 1998 Plan or any award agreement may adversely affect any award previously granted under the 1998 Plan without the consent of the participant. The NASDAQ listing requirements prohibit the Company from amending the 1998 Plan to add additional shares of Common Stock without shareholder approval.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the captions "Corporate Governance – Board of Directors and Committees" and "Related Party Transactions" of the Proxy Statement is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained under the captions "Independent Accountants – Policy for Pre-Approval of Audit and Non-Audit Services" and "Independent Accountants – Fees Paid to Independent Registered Public Accounting Firm" of the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. Financial Statements and Schedules Filed

Financial Statements - see Item 8 of this report. Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

B. Exhibits:

Exhibits - The Company will furnish the list of exhibits filed with the Company's Report on Form 10K without charge and will make available to shareholders the exhibits upon payment of a fee of $.10 per page for photocopying, postage and handling expenses and upon written request made to Investor Relations, Perceptron, Inc., 47827 Halyard Drive, Plymouth, MI 48170.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Perceptron, Inc.
(Registrant)

By:/S/ Harry T. Rittenour
Harry T. Rittenour, President and Chief Executive Officer
(Principal Executive Officer)

Date: September 24, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/S/ Harry T. Rittenour Harry T. Rittenour	President, Chief Executive Officer and Director (Principal Executive Officer)	September 24, 2009
/S/ John H. Lowry III John H. Lowry III	Vice President and Chief Financial Officer (Principal Financial Officer)	September 24, 2009
/S/ Sylvia M. Smith Sylvia M. Smith	Controller (Principal Accounting Officer)	September 24, 2009
/S/ W. Richard Marz W. Richard Marz	Chairman of the Board and Director	September 24, 2009
/S/ David J. Beattie David J. Beattie	Director	September 24, 2009
/S/ Kenneth R. Dabrowski Kenneth R. Dabrowski	Director	September 24, 2009
/S/ Philip J. DeCocco Philip J. DeCocco	Director	September 24, 2009
/S/ Robert S. Oswald Robert S. Oswald	Director	September 24, 2009
/S/ James A. Ratigan James A. Ratigan	Director	September 24, 2009
/S/ Terryll R. Smith Terryll R. Smith	Director	September 24, 2009

PERCEPTRON PROFILE

Perceptron, Inc. ("Perceptron" or the "Company") develops, produces and sells non-contact measurement and inspection solutions for industrial and commercial applications. Perceptron's Technology Products provide innovative solutions for scanning and inspection, serving industrial, trade and consumer applications. The Company's Automated Systems Products provide solutions for manufacturing process control as well as sensor and software technologies for non-contact measurement and inspection applications. Among the solutions offered by the Company are: 1) Laser-based, non-contact gauging systems that provide 100% in-line measurement for reduction of process variation; 2) Laser-based, non-contact systems that guide robots in a variety of automated assembly applications; 3) Laser-based, non-contact 3-D scanning systems that eliminate costly and complex mechanical devices; 4) Technology products and software for the Coordinate Measurement Machine ("CMM"), portable CMM, wheel alignment, reverse engineering, digitizing, inspection and forest products industry; and 5) Electronic inspection products, distributed through wholesale and retail distribution networks targeting professional tradesmen. The Company services two major markets, the automotive industry and the professional tool market. The Company's primary operations are in North America, Europe and Asia.

CORPORATE INFORMATION

Board of Directors

W. Richard Marz
Chairman of the Board
President
MMW Group

David J. Beattie
Retired President
McNaughton-McKay Electric Co.

Kenneth R. Dabrowski
President
Durant Group, L.L.C.

Philip J. DeCocco
President
Sturges House, Inc.

Robert S. Oswald
Chairman
Bendix Commercial Vehicle
Systems, LLC
Chief Executive Officer
Paice, LLC

James A. Ratigan
Vice President &
Chief Financial Officer
Nitric BioTherapeutics, Inc.

Harry T. Rittenour
President & Chief Executive Officer
Perceptron, Inc.

Terryll R. Smith
President & Chief Executive Officer
Water Security Corp.

Executive Officers

Harry T. Rittenour
President & Chief Executive Officer

Paul J. Eckhoff
Senior Vice President,
Commercial Products
Business Unit

Mark S. Hoefing
Senior Vice President,
Industrial Business Unit

John H. Lowry, III
Vice President, Finance &
Chief Financial Officer

Shareholder Information

Inquiries concerning lost stock certificates, change of address, account status, or other questions regarding your stock in Perceptron, Inc. should be directed to the Company's Transfer Agent.

Transfer Agent
American Stock & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

Independent Registered Public Accounting Firm
Grant Thornton LLP
Southfield, MI

Legal Counsel
Dykema Gossett PLLC
Detroit, MI

The Company's annual reports on Form 10-K and quarterly reports on Form 10-Q filed with the SEC are available without charge upon request by accessing the Company's web site at: www.perceptron.com or by contacting:

Investor Relations
47827 Halyard Drive
Plymouth, MI 48170
734-414-6100